BITMINE IMMERSION TECHNOLOGIES, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

October 6, 2023

Mr. Dave Irving

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K Filed December 9, 2022
Form 10-Q Filed July 14, 2023
File No. 000-56220

Dear Mr. Irving:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2023, with respect to the Company’s Form 10-K for the year ended August 31, 2022 and its Form 10-Q for the quarter ended May 31, 2023 (the “SEC Reports”).

Form 10-K for the Period Ended August 31, 2022

General

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets. In addition, and to the extent material, discuss how recent bankruptcies in the crypto asset market and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

Response: Attached hereto as Exhibit A is the risk factor section as Company expects to file it in its Form 10-K for the year ended August 31, 2023, which is due in late November 2023 (the “Updated Risk Factors.)1 The Updated Risk Factors include additional risk factors, which include the risks associated with recent crypto market developments, the price volatility in crypto markets and recent bankruptcies of industry participants (Risk Factor 7, 50 and 73). The Company does not have any exposure in recent bankruptcies, and that fact is also addressed in the risk factors. (Risk Factor 7)

2.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets, including Gemini, known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
•	Have the crypto assets of their customers unaccounted for.
•	Have experienced material corporate compliance failures.

Please also revise your risk factor disclosure as appropriate.

_________________

1 In order to reference the location of risk factors for this letter, the risk factors have been numbered.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Response: To the Company’s knowledge, it does not have any direct or indirect exposure to third parties that meet any of the specific conditions described in the comment. We understand that about 340,000 customers of Gemini who invested in the Gemini Earn program with Genesis Capital have had their accounts frozen by the bankruptcy of Genesis. The amount frozen is allegedly around $900 million. However, we also understand that any liability of Gemini relating to that bankruptcy matter is segregated from the type of account that we have with Gemini. Nevertheless, as indicated in the Updated Risk Factors, the Company minimizes its exposure to Gemini by keeping most of its bitcoin assets in cold storage, only transfers them to Gemini when necessary to liquidate them, and then transfers the proceeds out of Gemini the same day that the bitcoin is liquidated. As a result, the Company may experience a small loss if Gemini filed for bankruptcy in the brief window of time in which it has custody of the Company’s cash or bitcoin, but otherwise the Company does not believe its assets would be at risk in a Gemini bankruptcy. (Risk Factors 8 and 50) Also, the Company has mitigated the risk of relying on Gemini as its vendor for liquidating bitcoin by seeking to open accounts at other firms, and to that end has already opened an account at Bitgo. (Risk Factors 8 and 50)

We note that the Company is, like all companies, subject to the general risk that certain material counterparties cannot fulfill their obligations. The Updated Risk Factors include an additional risk factor addressing general counterparty risk, and identifies the two counterparty’s that the Company believes present the only material risks at this time (Trinidad Mining and the Pecos Joint Venture). (Risk Factor 34)

Item 1. Business, page 1

3.	Describe your plan of operations for the next 12 months, providing specific details of your plan, including milestones, the anticipated timeframe for beginning and completing each milestone, anticipated expenses associated with each milestone and the expected sources of funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.

Response: The Company cannot provide this level of detail of its future business operations due to the nature of the business it is in, and believes that any attempt to provide that sort of detail would be inherently misleading to investors. The amount of bitcoin generated as revenues is strongly correlated to the amount of computing power deployed by a mining company, which is strongly correlated to the amount of capital available to purchase and install new computing power. Any plan or milestone is meaningless without a source of capital to fund it. There is no way that a company in this industry can predict the amount or timing of capital that it will be able to raise, such that any projections based on highly uncertain capital raises would be more likely to mislead, than inform, investors about the Company’s future prospects. As we note in Risk Factor 2, we currently lack the capital to open material additional facilities or materially expand our additional facilities and we have hired investment bankers to assist us in raising capital, but there is no assurance they will be successful.

Furthermore, nothing in Item 101 of Regulation S-K requires the level of detail requested by the comment. The subsection of Rule 101 cited in the comment only requires that a company provide “an update to the general development of its business, disclosing all of the material developments that have occurred since the most recent registration statement or report that includes a full discussion of the general development of its business.” The Company provides this sort of update in every Form 10-K and 10-Q that it files.

Item 101(a)(3)(iii)(B)(1) only requires disclosure of the registrant’s “opinion” of the period of time that that the offering proceeds will cover its cash requirements. While the section provides that a cash budget may be provided to the Commission, it also provides that it need not be included in the registration statement itself. The Company believes that its existing practice of providing an update of major business developments in every Form 10-K and 10-Q that it files, and its opinion of how long it can operate with its current and expected liquidity, along with the sources of its liquidity, is exactly what is required of Item 101 and is consistent with the practice of other registrants.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

4.	Please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets.

Response: In future filings, the Company intends to include in its management’s discussion section a table that shows for the current and prior period data that will enable an investor to analyze the profitability of the Company’s operations, including the cost of mining per bitcoin earned in the period (with costs broken out separately for major categories of expenses included cost of sales), the average revenue of each bitcoin mined, the cost of mining as a percentage of average bitcoin revenue, the total amount of bitcoin mined in the period, the total kwh’s used, the total energy expense and energy expense as a percentage of bitcoin mining revenue. The Company has observed some mining firms begin to include such disclosure, which will serve as a model for the Company’s disclosure.

Company Overview, page 2

5.	Please expand your disclosure regarding the joint arrangement entered for a location and power purchase agreement in Pecos, Texas to include the parties and material terms including any termination provisions and file the agreement as an exhibit.

Response: Attached hereto as Exhibit B is the proposed disclosure of the Company’s Pecos joint venture, which we intend to include in the next Form 10-K. Note that there are no provisions that allow either party to terminate the relationship. The Company will file the following agreements as exhibits to the Form 10-K: the Operating Agreement for ROC Digital Mining I, LLC, which serves as the operating entity), the Operating Agreement for ROC Digital Mining Manager, LLC (which serves as the managing member of ROC Digital Mining I, LLC, and the documents executed in connection with the sale of equipment to ROC Digital Mining I, LLC (Transfer, Bill of Sale and Assignment; Promissory Note; and Security Agreement).

6.	Refer to your statement "[W]e have the right to terminate our agreement with TSTT at any time that the price for electricity consumption exceeds $0.05 per kwh" and advise us of the basis for this termination right. Also, if any Statements of Work have been executed, please file these as exhibits or advise.

Response: The right to terminate if the price of electricity exceeds $0.05 per kwh is contained in a separate Statement of Work, which will be filed as an exhibit to the next Form 10-K.

7.	We note your statement in the penultimate paragraph on page 2 and the second bullet point on page 3 and on page 51 that your mining activities are “in exchange for digital asset rewards (primarily bitcoin).” Please tell us, and disclose in future filings, any other crypto assets received and clarify your use of “primarily.”

Response: To date, all digital asset rewards have been in bitcoin, and the Company has no plans at this time to mine for any other digital assets. Thus, the use of “primarily” was only intended to reserve the Company’s right to mine for other types of digital assets. In future filings, including the next Form 10-K, the language will be changed to better reflect what has been mined to date and the future intent with regard to other types of digital assets.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

8.	We note your disclosure on pages 2 and 58 that you participate in mining pools and have executed contracts “with the mining pool operators to provide computing power to the mining pool.” With regards to your hosting service, please clarify whether hosting customers have full control over the pool utilized by the mining machines held by the Company and whether mining rewards are paid directly to customers’ wallets by the mining pool or if they are paid to the Company and then disbursed to the hosting customer. Please also revise to disclose:

•	the mechanics of how revenues are split in the pools in which you participate;
•	the material terms of your mining pool agreements and file these agreements as exhibits;
•	the percentage of your Bitcoin hashing power contributed to mining pools;
•	the total hashing power of each pool and the percentage thereof contributed by your miners;
•	how the pools hold your proportion of mining rewards and the duration thereof; and
•	whether the pool operators have insurance for theft or loss and the risks associated with transferring crypto assets.

Response: Below are answers to each of the questions in this comment, and how the Company intends to address the issue, if at all, in its disclosures:

•	Customers have full control over the pool utilized by their miners, i.e., they can elect to use the pool that the Company uses for its self-mining operations or can specify a different pool. We will disclose this aspect of the hosting business in Item 1.

•	Customers currently have the option of having mining rewards paid to an account of the Company, an account of the customer, or split by the pool between the Company and the customer (but only for those pools that offer that capability). Where mining rewards are paid all to the Company, the Company historically pays the customer its share daily by cold wallet transfer. Where the mining rewards are paid to the customer, the Company bills the customer monthly for its share, and the amount due is settled monthly. We will disclose this aspect of the hosting business in Item 1. However, as indicated in our response to Comment No. 26, we expect that our model in the future will be to provide that mining rewards are paid to the customer.

•	We will disclose the percentage of hashing power of the Company’s self-mining operations allocated to each pool for each accounting period. Other miners disclose this in the notes to the financial statements, and the Company intends to do likewise.

•	We do not know the total hashing power of each pool or our percentage of the total hashing power, and it is actually not a relevant fact. Mining pools pay rewards in two different ways: as a percentage of the total reward received by the mining pool each day (the “Actual Reward Method”); or based on the theoretical reward the pool participant should have received each day based on its hashing power contributed to the pool each day times the difficulty index (the “Expected Reward Method”). We only use mining pools that pay rewards under the Expected Reward Method, which means that we can easily verify that we have received the proper reward since we also know the hashing power we have contributed and the difficulty index, which is publicly available. We will disclose this aspect of our mining/hosting business in Item 1.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

•	The pools in which we participate pay mining rewards daily. Therefore, on any given day we have very little at risk with any pool. Also, if a pool ever withheld our reward for any reason, would have the power to remove our machines from the pool instantly. Also, other pools allow one to sign up instantly, and thus switching pools would cause little if any downtime where the miners were not being utilized in mining. Therefore, we do not believe that a default by a pool is a material risk or, if it happened, could cause a material loss. We will disclose this aspect of our mining/hosting business in Item 1.

•	We do not know if any pools have insurance against loss, but as noted above, we do not consider theft or loss by a pool to be a material risk given that we never have any material assets at risk in a pool. We believe the existing risk factors already addressed the risks of holding and transferring bitcoin, so no change was made in regard to that question.

Revenue Sources, page 3

9.	You disclose that you do not have a set policy in regard to how long you hold crypto assets that you receive as payment, other than to "immediately sell digital assets as needed to pay operating expenses or for capital expenditures." Please revise to discuss: (i) the average period between receipt of your crypto assets and the subsequent sale and (ii) any risks to your liquidity caused by volatility in crypto asset pricing.

Response: We have historically sold bitcoin within 2-3 weeks of receipt, and intend to revise the statement to clarify that we expect to hold any bitcoin for less than a month. With regard to the issue raised by the latter part of the comment, please see Risk Factor 73.

10.	Please reconcile your disclosures on whether you hold or plan to hold crypto assets for investment. For example, on page 4 you state "[w]e do not plan to hold any digital assets that we receive as a long-term investment" and on page 51 you state "we may hold our digital assets as investments in anticipation of continued adoption of digital assets as a “store of value” and a more efficient medium of exchange than traditional fiat currencies."

Response: The proper statement of the Company’s intent is the first statement, and the second statement will be removed or revised to be consistent with the first.

Key Factors Affecting Our Performance Halving, page 7

11.	Please revise to discuss the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any. Discuss in greater detail the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations.

Response: The Updated Risk Factors include a risk factor that addresses the potential impact of the next bitcoin halving on the Company. (Risk Factor 71)

Electricity Costs, page 8

12.	Please revise to quantify electricity costs and the electricity rates paid for mining efforts for each period presented.

Response: As noted in response to Comment No. 4, the MDA section will be expanded in future reports to include detail on the costs that are incurred to mine bitcoin, including electricity costs, which are the primary marginal cost in mining. We believe that this the better and standard place to make such disclosures, rather than in Item 1.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Our Facilities, page 10

13.	Refer to your updated disclosure on the Trinidad local utility's intent to charge $0.09 per kwh for electricity supplied to your hosting containers, rather than the 3.5 cents per kwh you expected to pay, and your new focus on developing hosting locations in the United States and Canada where you state that rates are 16.2 cents per kwh and 10.7 cents per kwh, respectively. Please update here to clarify the rate you expect to pay for electricity in these replacement hosting locations. Also update disclosures in the MD&A and throughout the filing to reflect how this price change will affect your business and operations. In addition, please update disclosures on your Trinidad container and warehouse space leases and on the "permanent facilities" you reference to clarify how your operations and plans are impacted by the utility's intent to charge you $0.09 per kwh, including intentions regarding renewal of the leases and for the "permanent facilities."

Response: Subsequent Form 10-Qs have already included an update on the negotiations with the Trinidad utility, as well as updates on the facilities located at the TSTT site and the use of temporary facilities, and the Company expects to continue that practice going forward. However, our past updates did not address the rate that we expect to receive at the TSTT sites after the dispute between TSTT and electric utility was resolved. The resolution will result in our sites receiving power at TSTT’s normal rate of 3.5 cents per kwh. Also, since the last report was filed, the local utility has electrified the site, and it is now operational. These facts will be addressed in the next Form 10-K.

The discussion of average rates in the U.S. and Canada was referring to “household” rates, and is meant to provide a reference point for why Trinidad is an attractive place to locate a bitcoin mining operation. The passage was added in response to a prior SEC comment requesting that the Company substantiate its contention that Trinidad has some of the lowest electricity rates in the world, which the passage does, at least insofar as household electricity rates are concerned. In reality, business users that are willing to sign term agreements and make usage commitments are able to negotiate “wholesale” rates that are significantly below average household/consumer rates in many parts of the U.S. The Company is not aware of any publicly available data that provides comparisons of “wholesale” rates by country, most likely because those tend to be individually-negotiated, private transactions. The Company will revise this passage to clarify that the rates are household rates, not wholesale, negotiated rates. Later in the same section, the Company makes clear that it does not expect to open new facilities in the U.S. or Canada unless it is able to negotiate terms for “affordable” rates.

Mining Equipment, page 11

14.	Refer to your disclosure that your principal supplier for miners has been Bitmain and that your mining business is "highly dependent upon digital asset mining equipment suppliers such as Bitmain...." If significant, please quantify your reliance on Bitmain or other digital asset mining equipment suppliers and revise to include a related risk factor on your reliance on digital asset mining equipment suppliers such as Bitmain. To the extent you are substantially dependent on any agreements with Bitmain or other suppliers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company is not dependent on Bitmain for the purchase of any mining equipment. All of the mining purchases made by the Company to date have been made through resellers of Bitmain manufactured miners, not Bitmain directly, and in fact resellers handle most of the market in miners that are bought and sold by small industry participants. The Company does not have a supply or purchase agreement with any reseller or any manufacturer, such as Bitmain. There are many companies that resell new or used miners that the Company may use any time.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Item 1A. Risk Factors, page 12

15.	Please revise your risk factor disclosure to address the following risks, to the extent material:

•	Discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
•	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
•	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
•	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
•	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

Response: With regard to each of the topic areas referenced in the comment:

•	We believe that the Form 10-K already addressed reputational issues in relation to bitcoin but we have nevertheless reviewed the risk factors and made updates to the risk factors to address recent events in the bitcoin industry. (Risk Factors 7 and 50)

•	We have reviewed existing risk factors on regulatory risks, and updated such risk factors to address recent regulatory developments. (See Risk Factors 40-49 generally; Risk Factors 45, 48 and 49 specifically)

•	We have reviewed existing risk factors addressing the risks of government or regulatory jurisdiction over digital currencies, and updated such risk factors where necessary. (Risk Factors 43 and 44)

•	We are not aware of any gaps our board or management have in regard to risk management policies at this time.

•	The risk factors have been updated to ensure that they disclose financing and liquidity risks that we face based on disruptions in the markets for crypto assets. (Risk Factors 7 and 50)

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

16.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Risk of loss of customer demand for your products and services.
•	Financing risk, including equity and debt financing.
•	Risk of increased losses or impairments in your investments or other assets.
•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
•	Risks from price declines or price volatility of crypto assets.

Response: We believe that the existing risk factors already disclose these risk factors, at least where we believe they are relevant to the Company. The locations of risk factors addressing these issues are:

•	Risk from depreciation in our stock price. (Risk Factors 2, 87, 89, 90)

•	Risk of loss of customer demand for your products and services. (many places, but see Risk Factor 19, 32, 37, 54, 55, 56, 61 and 62, among others).

•	Financing risk, including equity and debt financing. (Risk Factors 2 and 13)

•	Risk of increased losses or impairments in your investments or other assets. (Risk Factors 10 and 34)

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates. (We do not have any pending or threatened legal proceedings, but the risk of such events is addressed in Risk Factor 91)

•	Risks from price declines or price volatility of crypto assets. (Risk Factor 73)

17.	Please remove your disclosure on page 32 in future filings that, "Because there has been limited precedent set for the financial accounting for Bitcoin and other digital assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for digital asset transactions and assets and related revenue recognition." We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Response: The Updated Risk Factors remove this statement.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 52

18.	Please tell us, and revise future filing disclosures, to quantify and discuss the expenses (e.g. electricity, utilities, facilities costs, depreciation and supplies, purchase price of equipment sold, shipping and value added tax on the equipment) comprising your cost of sales for both hosting and mining and equipment sold.

Response: As discussed in response to Comment No. 4, the MDA section in future reports will include disclosure of material costs that comprise cost of sales for mining and hosting operations. We anticipate including costs categories only where they are material, which means that many of the cost categories described in the comment will not be shown separately, but instead will be contained within an “other costs” category. We also plan to do the same with regard to cost of sales for equipment sold, except in the case of equipment sales which are reported on the installment sale basis, where no cost of sales is shown for the sale under current accounting rules.

Liquidity and Capital Resources, page 54

19.	We note your disclosure in the Liquidity section that you believe you will have sufficient liquidity to fund operations for the next 12 months. Please tell us the following:

•	Given your significant losses in the periods presented and accumulated deficit, please tell us, in detail, how you determined the cash flows referenced in the Liquidity section will be sufficient to satisfy liquidity needs in the next 12 months, especially given the uncertainties surrounding the cash flows referenced (i.e. repayment on container sales, the price of Bitcoin, electricity costs, performance of joint venture, etc.);
•	How you analyzed your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months) as required by Item 303(b)(1) of Regulation S-K; and
•	How your auditor - BF Borgers CPA PC - evaluated the Company's ability to continue as a going concern and the need for explanatory language.

Response: With respect to our liquidity disclosure, we supported our position by preparing a detailed monthly projection of revenues and expenses, which was vetted with and determined to be reasonable by our auditors, BF Borgers CPA PC. This projection took into account contractual receipts from transactions the Company had in hand (and did not include any new projected business), expected self-mining revenue to be generated from mined bitcoin based on equipment already on hand, as well unused availability of $600,000 from our Line of Credit. The revenue projections from self-mining were based on the hash capacity of the machines and an estimated annual average bitcoin market price of $17,000 per bitcoin, which was the price at the time of the analysis.

On the expense side, we included public company expenses, general and administrative expenses, future expected capital expenditures, the cost of labor/personnel and facilities as well as including a cushion for unexpected expenses, all based on historical norms and expected increases in the future.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Critical Accounting Policies, page 56

20.	We note that your financial statements include items for which the underlying carrying value and valuation involves significant estimates. Please address the following for all critical accounting estimates:

•	Identify your critical accounting estimates or assumptions that have had or you expect could have a significant impact on your financial statements;
•	Supplements, but does not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements;
•	Identify the key quantitative inputs in your baseline estimates;
•	Explain the qualitative adjustments made to the baseline estimates;
•	Discuss why each critical accounting estimate is subject to uncertainty;
•	Discuss how much each estimate and/or assumption has changed over the relevant period; and
•	Discuss the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 303(b)(3) of Regulation S-K.

Response: Per Item 303(b)(3) of Regulation S-K, the level of detail requested by the comment about accounting estimates is only required to the extent the information is “material and reasonably available.” Given the Company’s early stage of development, there are relatively few accounting estimates involved in preparing its financial statements (specifically, estimates of the useful life of its equipment and of the fair value of shares of its common stock issued for goods and services), and the Company does not have sufficient operating history to analyze the long-term accuracy of its estimates or to justify changing any estimates. The Company is aware of its disclosure obligations in regard to accounting estimates, and will monitor its estimates each period to ensure that the proper disclosure has been made. A review of other companies’ securities reports indicate that the Company’s disclosure on these issues is essentially identical to what other companies do.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 68

21.	You disclose that the percent of common stock held by the shares beneficially owned is based on 48,706,915 shares of common stock issued and outstanding as of December 1, 2022. We are unable to recalculate the percents disclosed. Additionally, tell us why you have included unexercised warrants for common stock in shares beneficially owned. Based on overall materiality, please revise accordingly.

Response: The Company has reviewed its calculations, and believes that the percentages are calculated correctly in accordance with Item 403 of Regulation S-K, which generally provides that beneficial ownership is calculated in accordance with Rule 13d-3. The Company included the shares issuable under unexercised warrants for the person holding those warrants because Rule 13d-3 requires that ownership include any shares owned plus any shares that the holder has the right to acquire within 60 days, and also included those shares in calculating the number of outstanding shares of the Company, but only for the purposes of calculating the percentage ownership of that person. See Rule 13d-3(d)(1)(i)(D). Since all of the warrants are exercisable immediately, shares issuable thereunder are to be included in calculating the beneficial ownership of the holder of the warrants, but not for any other beneficial owner. The Company also included in an individual’s ownership any shares for which it had either voting or dispositive control, such as in the case of Jonathan Bates and Erik Nelson in regard to separate entities that they control.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Item 15. Exhibits, Financial Statement Schedules Statements of Cash Flows, page F-6

22.	You disclose in your cash flow statement that you received cash proceeds of $5.2 million from the sale of common shares in a private placement. We also note your disclosure that 2,672,000 Units in the Unit offering (private placement) consisted of an in-kind investment in the form of a sale of new mining equipment to the Company for $3.3 million. Please tell why you have reflected the in-kind exchange for new mining equipment for 2,672,000 Units as cash proceeds from the sale of common shares in a private placement and how you have reflected the in-kind exchange in the purchase of fixed assets.

Response: The amount of $2,672,000 should have been treated as a non-cash transaction and subtracted from the purchase of fixed assets and proceeds received from the sale of common shares in a private placement. Instead, this transaction should have been disclosed as a supplemental disclosure of non-cash investing and financing activities. This will be corrected in the Company’s next Form 10-K report. Quantitatively, this has no impact on profit and loss or cash flows, as it is a reclassification only.

Note 1. Basis of Presentation and Summary of Significant Policies Revenues from Digital Currency Mining and Revenues from Self-Mining, page F-8

23.	Please tell us, and revise future filings, to disclose the following:

•	Who the customer is and the basis for your determination;
•	Who has the discretion to set prices and or consideration in the digital asset mining pools in which you participate;
•	Who directs the use of your computing infrastructure used in the pool and who obtains substantially all the asset’s economic benefits; and
•	If the Company is a principal or agent in the arrangement.

Response: Below are answers to the questions in the comment:

•	The Company believes it is the customer when it uses mining pools, because the Company pays a de minimus amount of its rewards to the pool operator for managing the pool.

•	The mining pools in which we participate publish their methodology of paying rewards and their rates for managing the pool, which is normally presented on a “take it or leave it” basis. A pool participant can either accept the pool’s terms and contribute its hashing power, or it can take its business to a different pool. All pool agreements are terminable without cause at any time, and most pools allow new participants to join a pool immediately.

•	We (or our hosting clients for their machines) direct our machines to use a particular pool. The miners that we have purchased are built under the assumption that all mining will be done through mining pools; therefore, they come with pre-installed firmware which provides a screen to input the internet address of the pool that will be used for bitcoin mining. We have the power to disconnect from a mining pool and connect to a new mining pool at any time simply by changing the internet address to which the machine is pointed (and agree to the online terms of service of the mining pool that we are joining).

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

•	A pool participant obtains substantially all of the economic benefits of the pool in the form of rewards. The fees charged by pool operators are a de minimus percentage of the rewards (currently 0.3% of rewards).

•	The Company believes that it is the principal in the relationship and the pool operator is the agent, to the extent relevant. However, neither party has the authority to bind the other party to anything, which is the hallmark of a principal-agent relationship, so it is not clear that a principal-agent relationship exists at all.

24.	We note your disclosure that for digital currency mining, including self-mining, you measure consideration at fair value on the date received, which is not materially different than the fair value at the contract inception or the time you earned the award from the pools. Under ASC 606-10-32-21, you are required to measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in ASC 606-10-25-1 are met). Your disclosure that you measure the consideration at fair value when the mining pool operator successfully places a block and you receive confirmation does not appear to comply. Please address the following:

•	Tell us the consideration specified in the digital currency mining contracts;
•	Tell us how you are able to determine that your policy is not materially different than the fair value at contract inception. Please provide quantitative information supporting this claim;
•	Explain to us at what point in time contract inception occurs and explain how you made the determination with appropriate reference to ASC 606; and
•	Tell us the specific nature of your performance obligation under the contract terms, e.g. computing power or the performance of testing nonces, including the consideration for contract term and or duration and or if a series exist. Refer to ASC 606-10-25, paragraphs 14 and 15.

Response: To answer the questions posed by this comment:

•	In the mining pool agreements, our consideration consists of the contribution of our computing power to the pool each day and the payment of a fee to the pool operator for its services. The pool operator’s consideration is the payment to us of bitcoin, net of its fee.

•	The Company enters into contracts with mining pool operators to provide computing power to the mining pools. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company starts providing computing power to the mining pool operator. The Company only uses mining pools that pay rewards under the Expected Reward Method. Under that method, in exchange for providing computing power the Company is entitled to its expected reward as if the Company were awarded that number of bitcoin and transaction fees that should have been awarded based on the Company’s hashing power contribution to the pool and the difficulty index at the time (as noted in Comment No. 8, the other way that pools pay rewards to pool participants is under the Actual Reward Method, which pays participants based on the actual rewards received by the pool each day times the pool participant’s percentage share of hashing power of the entire pool for the day). The amount of bitcoin payable to the Company each day is determined a look back basis by the pool operator estimating the amount of the reward that would be due on the computer power contributed by the Company in 144 ten minute increments (there are 1,440 minutes in a day). Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides computing power to the mining pool operator, which is also contract inception, because the contracts are terminable by either party at any time on an at-will basis and because daily earnings in tandem with daily delivery of the computing power.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

•	Based on the criteria of ASC 303, the Company has a single performance obligation in providing computing power services (i.e., hashrate) to the mining pool operator (i.e., customer). The performance obligation of computing power is fulfilled daily over-time, as opposed to a point in time, because the Company provides the hashrate throughout the day and the customer simultaneously obtains control of it and uses the hashrate to produce bitcoin. The Company has full control of the mining equipment utilized in the mining pool and if the Company determines it will decrease the processing power of its machines and/or fleet (i.e., for repairs or when power costs are excessive) the computing power provided to the pool will be reduced, and its reward that day will be reduced accordingly. Likewise, the Company may, in its discretion, increase the computing power it provides to the pool (i.e., by adding new miners or running existing miners are higher speeds) and its rewards will be increased accordingly.

•	The transaction consideration the Company earns is non-cash digital consideration in the form of bitcoin, which the Company measures at fair value on the date earned and is the same at contract inception per Step 1. The current mining pool that we utilize determines the amount due each participant daily from midnight to midnight UTC time, and pays our share of bitcoin every day at 2:16 a.m. eastern time. We value the bitcoin received each calendar day based on the closing price of bitcoin as quoted on Yahoo!Finance on the day of receipt. Any differences between the closing price of bitcoin and the price at of 12:00 a.m. or 2:16 a.m. are de minimus, and in any event would tend to cancel other out over the course of a month or quarter.

•	The transaction consideration the Company earns is all variable since it is dependent on the daily computing power provided by the Company. The Company’s bitcoins earned through the contractual payout formula is not known until the Company’s computational hashrate contributed over the daily measurement period is fulfilled over-time daily. The Company’s proportionate amount of the global network transaction fee rewards earned are calculated at the end of each transactional day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

•	The Company fully constrains all variable consideration as a result of ASC 606-10-32-12a because the amount of consideration is highly susceptible to factors outside of our control as defined by the Company’s customer’s payout methodology. The variable consideration is constrained until the Company can reasonably estimate the amount of mining rewards by the end of a given transactional day based on the actual amount of computing power provided to the mining pool operators. By then, the Company considers it is highly probable that a significant reversal in the amount of revenues will not occur and includes such variable consideration in the transaction price. The Company’s performance is complete in transferring the hashrate service over-time (midnight to midnight) to the customer and the customer obtains control of that asset.

•	There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. At the end of each 24 hour, there are no remaining performance obligations

Revenues from Hosting, page F-9

25.	We note your disclosures on pages 10 and 51, that you are temporarily leasing space for a small number of ASIC computers with a co-host, including warehouse space and a 72-slot fan cooled container. Please address the following:

•	Tell us and disclose the material terms of the co-host agreement(s), including, but not limited to, the duration, rights and obligations of each party and fee structure; and
•	Provide us with an accounting analysis for the agreement(s), including how the lease is reflected in the financial statements and the impact to your revenue hosting arrangements.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Response: We believe that the Form 10-K already contained disclosure of the terms of the lease. Under “Our Facilities,” we disclosed:

We lease 1,800 square feet of warehouse space in Trinidad that we use to house a 72-slot fan cooled container that we also lease. The warehouse lease is for eleven months beginning on February 1, 2022 and provides for rental payments of $3,818 per month. The container lease is for twelve months beginning February 1, 2022, and provides for rental payments of $2,500 per month. We are using this space as a temporary facility for our initial hosting customer until our permanent facilities become operational

The only arguable omission from the discussion is to clarify that the Company reimburses the lessor for the cost of electricity used by its equipment at the lessor’s actual cost, and that fact will be added in subsequent reports to the extent it is necessary to disclose this transaction. We note that the leases of the space and the container have been terminated.

The lease expense is included in cost of sales.

26.	Please tell us, and enhance your disclosures in future filings, to address the following:

•	Each parties rights and performance obligations responsibilities under your Hosting arrangements,
•	How you determined all performance obligations are achieved simultaneously;
•	How the satisfaction of the performance obligations correlates to the timing of revenue recognition of hosting services billed in U.S. dollars and based on a percentage of cryptocurrency generated by the customer.
•	Who directs the use of the computing infrastructure and how the price is set in the arrangements.
•	Why you send your hosting client its portion daily as you receive proceeds when you accept the mining proceeds daily from the mining pool into a cold wallet in your name;
•	How you analyzed whether your hosting arrangements, in particular those based on the Company’s share of cryptocurrency received from the mining pool, include variable consideration and whether the contracts contain a significant financing component.

Response: We will revise and/or enhance our discussion of our revenue recognition policy in future reports to be consistent with our answers below. To answer the questions posed by this comment:

•	As the hosting company, the Company’s obligation is to provide energized and cooled space with sufficient internet connectivity to customers who locate their equipment within the Company’s co-hosting facility. The hosting client’s obligation is to provide its computers to the hosting location, and administrative credentials sufficient to access and direct the computers.

•	Each party’s obligations are satisfied each day that a customer’s computers are hosted in a satisfactory environment within the uptime requirements specified in the hosting contract, as there is nothing more that is required.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

•	The Company directs the customer’s computers pursuant to the instructions of the customer. As noted in response to Comment No. 8, all mining is accomplished through mining pools, and customers have the right to direct their computers to a mining pool of their choice or utilize the mining pool utilized by the Company for its self-mining.

•	With regard to the contract referenced in the comment, the Company sent the customer its share of mining proceeds daily because that is what the contract with the customer required. However, we note that that process was contained in the Company’s first hosting agreement that terminated in the fall of 2022. Since then, the Company has entered into two new hosting agreements. One provides that the mining rewards are paid directly to the customer by the mining pool, and we believe that that will be the model for all future hosting agreements. The other agreement provides that mining rewards are paid to our account, like the hosting agreement terminated in 2022, but we anticipate converting that agreement over to the model whereby mining rewards are paid directly to the customer.

•	Under the hosting agreement in question, hosting revenue was recognized as services are performed on a variable basis. Hosting revenues consist of amounts billed in U.S. dollars for electricity and other fees, and a percentage of cryptocurrency generated by the client’s hosting activities. The Company recognizes revenue for services that are performed on a consumption basis, such as the amount of electricity used in a period, based on the customer’s use of such resources. We recognize variable hosting revenue each month as the uncertainty related to the consideration is resolved, hosting services are provided to our customers, and our customers utilize the hosting services (the customer simultaneously receives and consumes the benefits of the Company’s performance). With regard to hosting revenues that are billed in U.S. dollars, revenues are recorded at the time of invoicing after the customer’s usage has been determined. With regard to hosting revenues that are based on a percentage of cryptocurrency generated by the customer, revenues are recorded based on the Company’s share of cryptocurrency received from the mining pool on the date of receipt.

•	We do not believe that there is any financing component in hosting revenues.

27.	You disclose that you accept mining proceeds directly from the mining pool into a cold wallet addressed in your name. You also disclose that you send hosting clients their portion daily. Please address the following regarding these transactions:

•	Tell us if the receipts from and payments to hosting clients are with the same parties and or related parties;
•	Provide us with a comprehensive accounting analysis for these transactions, including how the entirety of the transactions are reflected in the financial statements; and
•	Provide us with your SAB 121 analysis, including your determination of control and whether the Company controls the digital assets.

Response: In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 (SAB 121), which provides interpretive guidance for reporting entities that engage in activities in which they have an obligation to safeguard customers' crypto assets. The guidance is applicable to certain reporting entities that apply US GAAP or IFRS. SAB 121 requires a reporting entity that performs crypto asset custodial activities, whether directly or through an agent acting on its behalf, to record a liability with a corresponding asset. It also requires disclosure of the nature and amount of crypto assets the reporting entity is responsible for safeguarding for its customers. SEC registrants are expected to comply with the guidance in the first interim or annual financial statements ending after June 15, 2022 (e.g., Q2 2022 for calendar year-end public companies), and apply it retrospectively to the beginning of the year. Certain other specified entities are also in the scope of the new interpretive guidance.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

With regard to the hosting agreement in question, the receipt of mined bitcoin came to our cold wallet from the mining pool that our hosting customer’s miners participated in. Within a day or two, we transferred the customer’s share of the mined bitcoin to its cold wallet account. Therefore, we had control of the customer’s share of the mined bitcoin from a brief period of time each day. In prior financials, we only reported our share of the bitcoin mined as revenue, and we did not record the client’s share of the mined bitcoin in the income statement, nor did we show a liability to the customer for any bitcoin owed to the customer as the end of the relevant accounting period. We do not believe it is necessary to revise our prior financial statements to give retrospective effect to SAB 121, as the amounts involved are not material.

Cryptocurrency, page F-10

28.	Please tell us your basis and consideration for classifying impairment expense on digital assets within operating expenses while the losses on sales of digital assets within other income (expense). Specifically, explain how you considered whether there is consistency in presentation between operating vs. non-operating classification involving activities relating to the same digital assets.

Response: Digital currencies are classified as indefinite lived intangible assets in accordance with ASC 350, Intangibles Goodwill and Others. Under the guidelines of ASC 350 any impairments in intangible assets are charged to operating expenses. Prospectively the Company will change its accounting policy for digital assets to record realized losses as an operating expense.

29.	We note your disclosure that you classified digital assets earned by the Company through its mining activities within operating activities and sales of digital currencies within investing activities on the Consolidated Statements of Cash Flows. Please provide your accounting analysis supporting your conclusions on their classification on the Consolidated Statements of Cash Flows.

Response: The Company will change its accounting policy prospectively to reflect sales of digital currencies within operating activities.

30.	We note your disclosure that the Company has an account at Gemini Trust Company, LLC, which the Company only uses to transfer cryptocurrencies that it desires to liquidate. Please tell us the following, and disclose in future filings as appropriate:

•	Quantify how much cryptocurrency the Company has transferred and liquidated at Gemini during the historical periods; and
•	Where this liquidation activity is reflected in the Company's Consolidated Statement of Cash Flows.

Response: The Company already includes a table in the financial notes, which appears to be standard in the industry, that reports the balance of bitcoin in dollar terms at the beginning and ending of each period, and changes within the period due to bitcoin mined, sold, or impairment losses taken. The Company has no objection to including in that same note a separate table that shows the amount of bitcoin owned as of the beginning and end of the period, as well as the bitcoin received and sold during the period, which does not appear to be a standard disclosure yet.

As indicated in Comment No. 29, in past financials, the liquidation of crypto currencies has appeared in investing activities in the statement of cash flows, but will be reflected in operating activities prospectively.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Note 3. Revenue from Contracts with Customers, page F-12

31.	Please tell us and enhance your disclosures to explain why you have combined hosting and self-mining revenue, net in your presentation of disaggregated revenues. Refer to ASC 606-10-50-5.

Response: The amount of revenue from self-mining was $9,325 which represented approximately 2.2% of revenue and was not material to the financial statements. In future filings hosting and self -mining revenue will be broken separately in the Company’s disclosures.

Note 5 - Notes Receivable, page F-13

32.	Please expand your disclosure related to Notes Receivable to provide the following:

•	The specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
•	Loans charged-off in the periods presented;
•	Basis for inclusion of the note write-off of $168,750 in cost of sales as disclosed on page 53 and authoritative guidance to support your accounting; and
•	Your charge-off policy under ASC 310-10-35-41.

Response: In future filings, we will provide the requested detail regarding the Company’s accounting policy regarding charge-offs and the amount charged off each period. For your information, our charge-off policy follows the guidelines of ASC 310-10-35-41 in that we evaluate loans receivable for impairment and establish an allowance for doubtful accounts when we determine that collectability of the note in question.

With regard to the question about the $168,750 note write-off, in this case the write-off of $168,750 did not relate to the creditworthiness of the customer, but rather was due to sub-par equipment for which we had a warranty obligation that could be set off against the balance due on the note, and therefore expense was charged to cost of goods sold.

Note 7. Stockholder's Equity, page F-14

33.	You disclose that in January 2022, you commenced a $10 million Unit Offering of your common stock and warrants at a Unit price of $1.25 per Unit, comprised of one share of common stock, one Class C-1 Warrant and one Class C-2 Warrant, that you account for the issuance of equity in the Unit Offering under the guidelines of ASC 820, Fair Value Measurement since your common stock is considered thinly traded and not indicative of fair market value and that using the Black-Scholes method you estimated each Class C-1 Warrant was worth $0.41, each Class C-2 Warrant was worth $0.40, and therefore that the value of the common stock sold in the Unit offering was worth $0.44. We also note that subsequent to your January 2022 Unit Offering, you have utilized $.44 as the common stock per share value in conjunction with all common share issuances, including as reflected in your 10-Q for the period ending February 28, 2023. Please address the following:

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

•	Please tell us in detail the GAAP guidance you relied upon and how you concluded that the cash price paid for the shares was not a better indication of the fair value.
•	Tell us why you have continued to utilize the $.44 as the common stock value considering the overall declining OTC stock price and that $3.3 million of total proceeds of $5.2 million in the Unit Offering was in the form of an in-kind investment for hosting operation transformers; and
•	Confirm to us that remaining $1.9 million in gross proceeds from the Unit Offering was received in cash and from other than persons or entities listed in Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters on page 68. To be reviewed

Response: Pursuant to ASC Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur. If the issuer is a newly formed corporation or shares of the issuer are thinly traded, the use of share prices established in the issuer’s most recent private placement memorandum, or weekly or monthly price observations would generally be more appropriate than the use of daily price observations as such shares could be artificially inflated due to a large spread between the bid and asked quotes and lack of consistent trading in the market.

Based on an analysis of the Company’s historical stock activity for the fiscal year ended August 31, 2022 and through the present, the Company’s stock price clearly meets the definition of “thinly traded” stock. Thinly traded stocks are those stock that cannot be easily sold or exchanged for cash without a significant change in price. These stocks are traded in low volumes resulting in significant volatility when a trade occurs. Therefore, unlike mature companies whose stock trades in high volumes on a consistent basis, we do not believe that the stock price is not indicative of fair value. As a result, the Company has used the value as determined from its most recent private placement as the best indicator of fair value.

We hereby confirm that $1.9 million of proceeds from the private placement were received in cash and were entirely from persons who are not listed in the table of beneficial owners contained in Item 12.

34.	We note that you have classified the Series A Preferred Convertible Preferred Stock as equity. Please tell us how you determined this treatment is appropriate given the guidance in ASC 480 and how your current presentation is appropriate if the holder can redeem, including how this is within the control of the Company. In this regard, we note the Officers and Directors hold 63.9% of common stock as a group, and Jonathan Bates, CEO, directly and indirectly holds 72.8% as disclosed on page 69, and thus the Company is considered a "controlled company".

Response: All of the Series A Convertible Preferred Stock (“Series A”) is held by management/related parties. Contrary to the assumption in the comment, it is not immediately redeemable because the redemption feature is based upon certain events that have not yet occurred. Even if the Series A were “mandatorily redeemable,” the fact that the Series A is convertible into common stock at a price close to its fair value would prevent treatment of the Series A as a liability. In particular, per the Price Waterhouse Coopers (PWC) December 31, 2022 accounting guide:

“If a share of mandatorily redeemable preferred stock contains a conversion feature, it would not be classified as a liability due to the inclusion of the conversion feature. However, as illustrated in ASC 480-10-55-12, if the conversion price at inception is extremely high relative to the current share price (so that the likelihood of the stock price ever reaching the conversion price is remote), it would be considered non substantive and therefore, disregarded.”

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

In this case the conversion price of $0.575 is not relatively high compared to the current share price (internal fair value of $0.44, and current quoted price of $0.75) and is therefore substantive. Therefore, the Company believes its presentation of the Series A as equity is correct.

We do not believe that there are any accounting implications to being a controlled company. We have a risk factor addressing the fact that the company is controlled by management. (Risk Factor 85) However, being a controlled company would impact the applicability of various corporate governance requirements to a NASDAQ listing, assuming the Company’s stock was listed on that exchange.

Finally, while not relevant to the accounting treatment of the Series A for the reasons stated above, we would like to note that the computation of Mr. Bates’ ownership is stated incorrectly in the comment. Mr. Bates’ beneficial ownership was 41.7% as of December 1, 2022, as stated in the Form 10-K. It is incorrect to add his ownership to that of Innovative Digital Investors Emerging Technology, LP (“IDI”) since, as explained in Note 2, Mr. Bates ownership percentage already includes the shares owned by IDI.

Note 9. Subsequent Events, page F-17

35.	You disclose that in October 2022 you entered into a Repurchase and Hosting Agreement (the “TCC Agreement”) with The Crypto Company (“TCC”), under which you agreed to repurchase certain miners previously sold in February 2022 for a total of $337,500 to TCC for which TCC paid 50% in cash and recognized a note receivable of $168,750 for the balance. Then under the TCC Agreement, you accepted the return of the 70 Antminer TY-17s for a credit of $175,000, repurchased the 25 Whatsminers for $62,500, purchased 72 Antminer T-19s from TCC for $144,000 and the credit and purchase prices for the equipment were applied to cancel the note receivable of $168,750 and you paid $212,500 in cash to TCC. Please address the following:

•	Tell us how the original sale to TCC was recognized in the financial statements, including your consideration of ASC 606-10-25-1(e);
•	Tell us why you only paid $62,500 for the 25 Whatsminers originally sold in February 2022 for $162,500; and
•	Tell us how the repurchase, including write off of the notie receivable of $168,750 from TCC was recognized in the financial statements.

Response: The original sale in the Company’s financial statements was recognized as a sale of equipment because all of the criteria under ASC 606 guidelines had been met. The contractual terms were agreed upon, the equipment was delivered and TCC made a substantial 50% downpayment indicative of their ability to pay the remaining note (as required under ASC 606)

The price of $62,500 for the Whatsminers was the negotiated price that TCC agreed to accept. The Company recorded the purchase of the Whatsminers as an equipment purchase for the same amount.

As discussed in response to Comment No. 32, the write-off amount of $168,750 was charged to “cost of sales equipment” on the Company’s statement of operations because the write-off related to the subpar 70 Antminer TY-17s for $175,000. There was no credit issue that necessitated the write-off.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

Form 10-Q Filed July 14, 2023

Statement of Stockholders Equity, page 7

36.	We note that during the year-ended August 31, 2022 you issued common shares for which the related value would be amortized over the prospective vesting period, including shares to Chris Moses, Erik Nelson, and Raymond Mow. Please tell us how you recognized the related amortization in the financial statements for the nine months ending May 31, 2023.

Response: The related value of the common shares are being amortized on a straight line basis and are included as an operating expense under the heading “related party compensation” in the Company’s Statements of Operations. The dollar amount of the amortization each period is equal to the number of shares which vested that period times the value of the common stock at the time of vesting. As discussed in Comment No. 33, the value of the common stock is not the quoted price but the value determined pursuant to ASC Section 505-50-30.

Notes to Unaudited Financial Statements, page 9

37.	Please tell us, and revise future filings, to include the following related to your Investment in Joint Venture of $987,429 at May 31, 2023 and the related disclosure requirements in ASC 323-10-50, including:

•	When this transaction occurred and the terms of the joint arrangement, including what the Company received in exchange for the contribution;
•	The structure, purpose and ongoing activities in order to understand the joint venture, the Company's involvement, rights, obligations and operations;
•	The impact on the financial statements. For example, disclose if the contributed assets were de-recognized and how you are accounting for the joint venture and its' activities; and
•	Provide us with your comprehensive accounting analysis of the arrangement, its terms and the ongoing activities of the joint venture.

Response: The purpose of the joint venture is to construct and operate a bitcoin mining site in Pecos, Texas. The transaction occurred in October 2022. Under the joint venture, we contributed one immersion container, six transformers and cash with a value of $1,056,000 as a capital contribution to ROC Digital Mining I, LLC (the “ROC Digital”). In return, we received 240 Class B Units of ROC Digital pursuant to an ongoing offering of a total of 1,000 Class B Units at $4,400 per unit. We simultaneously sold ROC Digital four immersion containers for $1,200,000, which is payable pursuant to a promissory note the bears interest at 5% per annum, and is payable pursuant to monthly payments of $31,203.64 per month commencing on December 30, 2022, with any remaining principal and interest payable in full on May 31, 2026. The note is secured by the equipment that was sold. We also obtained the right to locate one container at the location that we would be able to use for self-mining. We also acquired at 33 1/3% interest in ROC (“ROC Manager”), which serves as the managing member of ROC Digital.

The assets contributed to the joint venture were derecognized, in the sense that they were converted into a Class B Units of the joint venture.

The Company accounts for investments in which it owns between 20% and 50% of the common stock or has the ability to exercise significant influence, but not control, over the investee using the equity method of accounting in accordance with ASC 323 - Equity Method Investments and Joint Ventures. Under the equity method, an investor initially records an investment in the stock of an investee at cost and adjusts the carrying amount of the investment to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

The Company will account for its investment in ROC Digital under the equity method in accordance with ASC 323. The Company owns between 20% and 50% of the equity interests ROC Digital. The Company also has the right to exercise significant influence, but not control, over the ROC Digital through its 33 1/3% interest in ROC Manager. While the Company does not participate in day-to-day management of ROC Manager through an appointed manager, ROC Manager’s right to manage ROC Digital are subject to the limitation that many important actions require unanimous consent of ROC Manager’s equity owners, such as incurring more than $50,000 of indebtedness, approval of operating budget, filing for bankruptcy, making any material change in ROC Digital’s business, merging, consolidating or combining ROC Digital with another entity, selling off a substantial part of ROC Digital’s assets, amending the operating agreement of ROC Digital, or causing ROC Digital to enter into any agreement with a related party. The Company’s equity method investment in ROC Digital will be included in non-current assets in the condensed consolidated balance sheets.

The Company’s investment in ROC Manager will be accounted for under the equity method for the same reasons as its investment in ROC Digital, although we note that its investment ROC Manager is only $1,500.

Attached hereto as Exhibit B is the proposed disclosure that we intend to include in future reports about the terms and structure of the joint venture.

Note 4. Property and Equipment, page 16

38.	Please tell us the following related to your property and equipment:

•	What specific equipment the equipment not in service relates to (i.e. miners and mining equipment, machinery and equipment, office and computer equipment);
•	Consider breaking out the equipment category to include the major classes of depreciable assets referenced above in your rollforward. See ASC 360-10-50-1; and
•	Reconcile for us the equipment not in service balance of $3,938,427 with your statement in liquidity on page 29 that, "the Company owns 506 miners, most of which the Company plans to use for self-mining."

Response: In answer to the questions raised in the comment:

For your information, the specific equipment not in service relates to:

•	immersion containers, valued at $1,276,379;

•	transformers, valued at $1,750,000;

•	miners, valued at $348,763; and

•	equipment and parts valued at $563,285.

Mr. Dave Irving

Securities and Exchange Commission

October 6, 2023

In each case, the valuation is at the cost basis of the equipment.

Under the guidelines of ASC 360-10-50-1, we are required to disclose the balances of major classes of depreciable assets by nature or function.  We will agree to expand and breakout our classes of depreciable assets in future filings to be more descriptive. We consider equipment that is not in service to be its own equipment category.

Equipment that is not in service is primarily comprised of immersion containers, miners, network equipment, and transformers. Depreciation is not taken on this equipment until it is installed. Upon completion of the installation of this equipment, the balances are reclassified to their respective property and equipment categories.

Of the 506 miners referenced in the passage, 209 were in service and 297 were classified as not in service.

In connection with responding to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates

Jonathan Bates

Chief Executive Officer

Cc:  Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

Exhibit A

Item 1A. Risk Factors

Ownership of our securities involves a high degree of risk. Holders of our securities should carefully consider the following risk factors and the other information contained in this Form 10-K, including our historical financial statements and related notes included herein. The following discussion highlights some of the risks that may affect future operating results. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or businesses in general, may also impair our businesses operations. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results could be adversely affected in a material way. This could cause the trading prices of our common stock to decline, perhaps significantly, and you may lose part or all of your investment. Please see “Cautionary Notes Regarding Forward-Looking Statements.”

Risks Related to Company’s Business and Industry

1.	We may not be able to obtain new hosting and transaction processing hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices. As the price of digital assets increase, the profits that are generated from the mining those assets also increase, which causes more companies to enter the mining industry and existing companies to expand their mining operations. When that occurs, the demand for equipment may outpace supply and create mining machine equipment shortages. Currently, with the drop in digital asset prices from their highs in 2021, there is increased availability, and decreased prices, of new and used mining and hosting equipment. However, these trends may be temporary, particularly the drop in digital asset prices, and a return to higher prices could, once again, lead to shortages of mining and hosting equipment and an increase in prices, which could have a material adverse effect on our business, financial condition and results of operations.

2.	Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our principal plan is to construct, develop and operate digital asset mining facilities, and to mine digital assets for our own account in those facilities by means of a fleet of the latest generation mining equipment. We may also use our mining facilities to host third-party miners. However, the costs of constructing, developing, operating and maintaining digital asset mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment, are substantial. We have completed our initial hosting facility in Trinidad which recently became operational. We are also a partner in a joint venture that recently completed a facility with a capacity of 5-6 MW in Texas, which became operational in June 2023. We currently lack the capital to open material additional facilities or materially expand our additional facilities.

We will need to raise additional funds through equity or debt financings in order to meet our capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. If our stock price declines and/or our trading volume remains low, our ability to raise capital to expand our business will be impaired. We have retained investment bankers to assist in raising the necessary capital to expand our business, but they can provide no assurance that capital is available on attractive terms in the current market environment. An inability to obtain additional debt or equity financing would adversely affect our business, financial condition and results of operations.

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3.	If future prices of Bitcoin are not sufficiently high, our business, results of operations and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our securities.

Our financial condition and results of operations are reliant on our ability to sell the Bitcoin we receive from mining at a price greater than our costs to produce that Bitcoin. To the extent we host third-party miners, where our hosting fees are payable in part or in whole in Bitcoin, our financial condition and results of operations will be reliant on our ability to sell Bitcoin that we receive as a fee for hosting services at price greater than our cost to provide hosting services.

To the extent the cost to purchase new miners or hosting equipment increases or our electricity costs increase, our cost to produce a single Bitcoin also increases, therefore requiring a corresponding increase in the price of Bitcoin for us to maintain profitable operations from mining. If future prices of Bitcoin are not sufficiently high, we may not realize the benefit of the capital expenditures we incur each time we acquire new miners and expand our hosting environment to host those miners. If this occurs, our business, results of operations and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our securities, which may have a materially adverse impact on investors’ investment in our Company.

We believe that, at the current price of Bitcoin, we are able to mine Bitcoin profitably at our joint venture facility in Pecos, Texas, and that we will be able to mine Bitcoin profitably at our Trinidad facility when it is electrified. However, if the price drops significantly from current levels, or our electricity costs increase materially at either site, he marginal cost of mining Bitcoin could exceed the value of the Bitcoin that is mined, with the result that both we and our hosting clients may be forced to cease mining Bitcoin until it becomes profitable to do so again. The cessation of Bitcoin mining would have a materially adverse impact on our business.

4.	The Bitcoin mining industry may add materially more processing power to the Bitcoin network, which will increase the difficulty index and reduce our revenue from processing transactions, which could have a material adverse effect on our business, financial condition and results of operations.

The Bitcoin network is designed to reduce the awards that are generated from processing transactions as additional computing power is added to the network, and vice versa. As the market price of Bitcoin increases, more companies are encouraged to mine for Bitcoin and as more miners are added to the network, its total hash rate increases. Processing power on networks has been increasing rapidly over time while the rewards and transaction fees available on those networks tend to decline over time. There is currently a substantial amount of processing power in development that may come into the Bitcoin network in the near-term future, and if it does the difficulty index could increase commensurately, which means that we could generate less Bitcoin revenue from the same amount of computing power. In order to grow or maintain the revenue we generate from processing transactions on the Bitcoin networks, we may be required to invest significant capital to acquire new and more efficient computer servers, negotiate more favorable power supply agreements than the industry average and otherwise increase our effective processing power on such networks. One risk is that we invest substantial capital to increase our processing power, but our investments in equipment prove unprofitable as a result substantial increases in the difficulty index causes by third parties investing even more in additional processing power. In the event we are unable to increase our processing power, or reduce our mining costs through improvements to the efficiency of our machines or reductions in our power costs, to match increases in the difficulty index resulting from increased competition, our revenue from mining will decline over time and in turn, it could have a material adverse effect on our business, financial condition and results of operations.

5.	To the extent we host third party miners, our success will depend in large part on our ability to provide a competitive hosting environment, and our inability to attract customers for our hosting services could have a material adverse effect on our business, financial condition and results of operations.

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While our primarily plan is to utilize our hosting facilities to mine Bitcoin for our own account, we may utilize our hosting facilities to host third-party miners where we can do so on attractive terms. Our hosting success will depend our ability to attract hosting customers, which will depend our ability to offer competitive hosting terms and capabilities that enable our hosting clients to operate profitably. We may not be able to attract customers to our hosting capabilities for a number of reasons, including if:

•	we are unable to find suitable locations for hosting facilities which have electricity at competitive rates;

•	there is a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate;

•	we fail to provide competitive pricing terms or effectively market them to potential customers;

•	we provide hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of our competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;

•	mining businesses decide to host internally as an alternative to the use of our services;

•	we fail to successfully communicate the benefits of our services to potential customers;

•	we are unable to strengthen awareness of our brand;

•	we are unable to provide services that our existing and potential customers’ desire;

•	our customers are unable to secure an adequate supply of new generation digital asset mining equipment to host with us;
•	we are unable to obtain deliveries of hosting equipment, including immersion containers and transformers, which have recently been in short supply; or

•	we are unable to find suitable locations for hosting facilities which have electricity at competitive rates.

Furthermore, all of the risks that exist for our mining business would also exist for our third-party hosting clients. The inability of our hosting clients to operate profitably adversely impact on our hosting business, which could have a material adverse effect on our business, financial condition and results of operations.

6.	Adverse developments in the blockchain industry, and in the blockchain hosting market could have a material adverse effect on our business, financial condition and results of operations.

The blockchain industry faces a number of material risks, including those related to:

•	a decline in the adoption and use of Bitcoin and other similar digital assets within the technology industry or a decline in value of digital assets;

•	increased costs of complying with existing or new government regulations applicable to digital assets and other factors;

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•	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

•	the rapid development of new technologies or the adoption of new industry standards that render the mining of digital assets unprofitable or obsolete, such as widespread adoption of “proof of stake” method of validating blockchain transactions instead of “proof of work;”

•	a slowdown in the growth of the Internet generally as a medium for commerce and communication;

•	availability of an adequate supply of new generation digital asset mining equipment to enable us to mine digital assets at scale;

•	the degree of difficulty in mining digital assets and the trading price of such assets; and

•	an increase in political opposition to mining digital assets, for example due to concerns about its impact on climate change or its impact on the availability of affordable electricity to other consumers in the local market, the degree of difficulty in mining digital assets and the trading price of such assets.

To the extent that any of these or other adverse conditions exist, they are likely to have an adverse impact on our mining rewards, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we are affected by general business and economic conditions in the United States and globally. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, including the imposition of new tariffs affecting our or our customers’ products and services, fluctuations in both debt and equity capital markets and broad trends in industry and finance, all of which are beyond our control. Macroeconomic conditions that affect the economy and the economic outlook of the United States and the rest of the world could adversely affect our customers and vendors, which could have a material adverse effect on our business, financial condition and results of operations.

7.	We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In the second half of 2022 and beginning of 2023, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals, and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these and other similar events (including significant activity by various regulators regarding digital asset activities, such as enforcement actions against a variety of digital asset entities, including Coinbase and Binance), the digital asset markets, including the market for bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity and platforms such as Coinbase and Binance engage in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

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Although we had no direct exposure to FTX or any of the above-mentioned cryptocurrency companies, nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges like FTX or other significant players in the digital asset space may cause the price of bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such market volatility and decrease in bitcoin price could have a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the bitcoin price as the results of our operations are significantly tied to the price of bitcoin. If we do not continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions, such market conditions could have a further negative result on our business, prospects or operations.

8.	Potential that, in the event of a bankruptcy filing by a custodian, bitcoin held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

All of the bitcoin we hold is held in either cold storage or hot storage at Gemini. The treatment of bitcoins held by custodians that file for bankruptcy protection is uncharted territory in U.S. Bankruptcy law. We cannot say with certainty whether our bitcoin held in custody by Gemini, should it declare bankruptcy, would be treated as property of the bankruptcy estate and, accordingly, whether we would be treated as a general unsecured creditor with respect of our bitcoin held in custody by Gemini. If we are treated as a general unsecured creditor, we may not be able to recover our bitcoin in the event of a Gemini bankruptcy or a bankruptcy of any other custodian we may use in the future. However, we mitigate our risk of a bankruptcy by Gemini by holding substantially all of our bitcoin in cold storage, and only transfer bitcoin to Gemini in order to liquidate it. When we liquidate bitcoin, we typically have the proceeds wired to our bank account the same day. We believe these factors greatly minimize our exposure to a failure of Gemini. We also seek to minimize the risk of a failure of any bitcoin exchange by opening accounts at more than one exchange, and in that regard have recently opened an account at Bitgo.

9.	Our business is heavily impacted by social, political, economic and other events and circumstances in countries outside of the United States, most particularly China and other non-Western countries.

Our business is heavily impacted by social, political, economic and other events and circumstances in countries outside of the United States, most particularly in China and other non-Western countries. These events and circumstances are largely outside of our influence and control. We are heavily dependent on the Chinese manufacture of equipment. Historically China was a location of significant digital asset mining at low electric power rates. Recently, China and other foreign governments have taken action to prohibit or significantly restrict digital asset mining. For example, in May and June 2021, in their efforts to curb digital asset trading and mining, regulators in several Chinese Provinces, including Qinghai, Inner Mongolia and Sichuan, announced policies to curb or ban local digital asset mining operations. Later, the Chinese government extended the ban on digital asset mining to all Chinese Provinces, effective July 31, 2021. The long-term impact of governmental restrictions on digital asset mining is unknown and could be either beneficial or detrimental to our business and profitability. Currently, the restrictions in China have increased the demand for cost-effective data hosting services outside of China. Whether or not the lack of mining activity in China will negatively impact Chinese miner manufacturing and the development, price, availability of new and enhanced mining equipment is unknown. Should China or other countries that currently restrict digital asset mining eliminate such restrictions or actually seek to enhance such mining activity, the likely increase in mining activity could reduce our revenue and profitability.

10.	Adoption of a different method of validating transactions in bitcoin could materially impair the business of mining firms, and could even make them obsolete.

Transactions in bitcoin are currently validated by a system called “proof of work,” where powerful computers run software that races to solve complex problems, verifying transactions in the process. The system is widely known as “mining” because the computers earn payments in cryptocurrency as rewards for the verification service. The system has been criticized by many because it requires substantial amounts of electricity to validate transactions. Recently, another type of digital currency, Ethereum, implemented a different system of validation called “proof of stake,” which is expected to require 99% less energy consumption. In the event bitcoin adopts a similar system, it could make Bitcoin mining substantially less profitable and could even render the business obsolete.

Where there is no assurance that Bitcoin will not adopt a “proof of stake” system. Even if Bitcoin decided to adopt such a system, we do not believe that the adoption would occur during in the near term, given the number of years it took Ethereum to create and implement its alternative system.

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11.	Continuing coronavirus outbreaks may have a material adverse impact on our business, liquidity, financial condition and results of operations.

COVID-19 was first reported in December 2019 in the City of Wuhan, Hubei, China and was recognized as a pandemic by the World Health Organization on March 11, 2020. In response to the pandemic, governmental authorities around the World, including the United States, Canada, China and elsewhere, introduced various measures to limit the spread of the pandemic, including travel restrictions, border closures, business closures, quarantines, self- and forced isolations, shelter-in-place orders and social distancing. COVID-19 reduced the number of new generation machines available for purchase, and delayed the delivery and implementation of new generation mining machines. A resurgence of COVID-19, including the emergence of variant strains of COVID-19, could have a material impact on our business, liquidity, financial condition and results of operations and any such impact will be determined by the severity and duration of the continuing pandemic.

12.	Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Equipment necessary for digital asset mining is almost entirely manufactured outside of the United States. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, the European Union, Canada, and Mexico, with respect to trade policies, treaties, tariffs and customs duties, and taxes. For example, since 2019, the U.S. government has implemented significant changes to U.S. trade policy with respect to China. These tariffs have subjected certain digital asset mining equipment manufactured overseas to additional import duties of up to 25%. The amount of the additional tariffs and the number of products subject to them has changed numerous times based on action by the U.S. government. These tariffs have increased costs of digital asset mining equipment, and new or additional tariffs or other restrictions on the import of equipment necessary for digital asset mining could have a material adverse effect on our business, financial condition and results of operations.

13.	A significant portion of our assets are pledged to an entity controlled by our chairman and failure to repay obligations to such entity when due will have a material adverse effect on our business and could result in foreclosure on our assets.

As of August 31, 2023, we owed $1,300,000 to an investment fund controlled by our chairman under a line of credit that permits draws by the company of up to $1,750,000. At maturity on December 1, 2024, the amount due under the line of credit along with accrued interest will be payable in full.

It is necessary for us to grow our business in order to generate free cash flow necessary to repay the principal and interest on our indebtedness. If we were to default on the amounts owed or other terms and conditions of the convertible notes, the lender would have the right to exercise rights and remedies to collect, which would include obtaining judgement lien on our assets and selling them to pay the judgment. A default would have a material adverse effect on our business and our stockholders could lose their entire investment in us. We may need to raise capital in order to repay our amounts due under the line of credit at maturity. There is no assurance that we will be able to raise such capital on terms that will be favorable to common stockholders.

14.	Delays in the construction of our hosting facilities or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

The servers used for digital asset transaction processing and colocation hosting require the use of facilities (“hosting facilities”) with a highly specialized infrastructure and considerable, reliable power in order to compete effectively. Our growth strategy is to build mining capacity in locations that have reliable sources of low-cost power, and to utilize that capacity to host third-party miners and to host our own proprietary mining equipment. We have completed our initial hosting facility in Trinidad (which has not commenced operations due to delays in the electrification of the facility). We are also a partner in a joint venture that recently completed a facility in Pecos, Texas. We continue to search for new locations for hosting facilities in the United States and Canada. We may face challenges in obtaining suitable land to build new hosting facilities, as we need to work closely with the local power suppliers and local governments of the places where our proposed hosting facilitates are located. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact our construction timelines and budget or result in any new hosting facilities not being completed at all.

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Additional expansion of existing hosting facilities and construction of new hosting require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and water curtain cooling. Our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy efficient and temperature controlled. If we are unsuccessful, we will damage our miners and the miners of third parties and the profitability of our mining operations.

If we experience significant delays in the supply of power required to support any hosting facility expansion or new construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Any material delay in completing these projects, or any substantial cost increases or quality issues in connection with these projects, could materially delay our ability to deliver our hosting capacity, cause us to incur penalties under hosting contracts, result in reduced order volume and materially adversely affect our business, financial condition and results of operations.

15.	We are subject to risks associated with our need for significant electric power and the limited availability of power resources, which could have a material adverse effect on our business, financial condition and results of operations.

We require a significant electric power supply to conduct our mining activity and to provide many hosting services we offer, such as powering and cooling our and our customers’ servers and network equipment and operating critical mining and hosting facility and equipment infrastructure. The costs of electric power account for a significant portion of our cost of revenue.

The amount of power required by us and our customers will increase commensurate with the demand for our services and the increase in miners we operate for ourselves and our hosting customers. While energy costs are not vulnerable to seasonal factors in Trinidad, in some places that we are evaluating for future hosting facilities energy costs and availability are vulnerable to seasonality, with increased costs primarily in the summer months (in the Northern hemisphere) and risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events out of our control. Although we aim to build and operate energy efficient hosting facilities, there can be no assurance such facilities will be able to deliver sufficient power to meet the growing needs of our business. The cost of power at some of our hosting facilities may be dependent on our ability to perform under power contracts that we are a party to, which we may be unable to do successfully. Pursuant to these power contracts, if we fail to curtail our power usage when called upon or fail to satisfy certain eligibility requirements for monthly bill credits, our power costs would increase. Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations. Our operations may not be equipped to run on back-up generators in the event of a power outage. Increased power costs and limited availability and curtailment of power resources could reduce our revenue and have a material and adverse effect on our cost of revenue and results of operations.

Any system downtime resulting from insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations. Because the mining portion of our business consumes a large amount of energy, it is not practical or economical for our operations to run on back-up generators in the event of a power outage.

16.	Governments and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to hosting and transaction processing operations such as ours, which could have a material adverse effect on our business, financial condition and results of operations.

Governments or government regulators may potentially restrict electricity suppliers from providing electricity to hosting facilities and hosting and transaction processing operators in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to transaction process operators like us. Some governments, such as China, have moved to ban all digital asset mining due to the adverse impact such mining has on the environment and/or to conserve the electricity for use by other businesses and consumers in the market. In the event government regulators issue moratoriums or impose bans or restrictions involving hosting operations or transaction processing in jurisdictions in which we operate, we will not be able to continue our operations in such jurisdictions. A moratorium, ban or restriction could have a material adverse effect our business, financial condition and results of operations.

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17.	Power outage in our hosting facilities could have a material adverse effect on our business, financial condition and results of operations.

Although we control, operate and have access to our servers and all of the other components of our network, we are still vulnerable to disruptions and power outages resulting from weather, animal incursions, accidents, equipment failures, curtailments, acts of war, sabotage and other events. We may not have backup power generators for our blockchain operations in the event of a power outage. This could impact our ability to generate and maintain contractually specified power levels to our contractual counterparties, which could have a material adverse effect on our business, financial condition and results of operations.

18.	If we do not accurately predict our hosting facility requirements, it could have a material adverse effect on our business, financial condition and results of operations.

The costs of building out, leasing and maintaining our hosting facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. If we overestimate our business’ capacity requirements or the demand for our services and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

19.	If there are significant changes to the method of validating blockchain transactions, such changes could reduce demand for our blockchain hosting services.

New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on computing power as an advantage to validating blocks. Our transaction processing operations, and, to our knowledge, the operations of our potential hosting customers, are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our digital asset mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

20.	If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to earn a profit on our hosting contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved and assess the probability of generating sufficient hosting and colocation capacity within the contracted time period. These expenses include electricity, facilities costs, equipment costs, supplies, and personnel. In addition, we may not be able to obtain all expected benefits, including tax abatements or government incentives offered in opportunity zones.

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Also, we generally do not charge a fixed sum for hosting, but charge a percentage of the Bitcoin mined by the customer plus reimbursement of the actual costs of electricity used by the customer’s equipment. To the extent the price of Bitcoin falls, our fee for hosting services will fall proportionally, and may fall below the cost to provide the hosting services. The inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.

21.	Supply chain and shipping disruptions have resulted in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales, which may have a material adverse effect on our business, operating results and financial condition.

Supply chain disruptions, resulting from factors such as the COVID-19 pandemic, labor supply and shipping container shortages, have impacted, and may continue to impact, us and our third-party manufacturers and suppliers. These disruptions have resulted in longer lead times and increased product costs and shipping expenses, including with respect to the delivery of miners that we have purchased. While we have taken steps to minimize the impact of these increased costs by working closely with our suppliers and customers, there can be no assurances that unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease. Prolonged supply chain disruptions impacting us and our third-party manufacturers and suppliers could interrupt product manufacturing, increased lead times, increased product costs and result in lost sales and bitcoin production, result in a delay in the delivery of miners that we have purchased, and continue to increase shipping costs associated with the delivery of our purchased miners, which may have a material adverse effect on our business, operating results and financial condition.

22.	Banking relationships can be difficult to maintain for companies in the crypto currency space.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. To the extent that such events may happen to us, they could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

23.	Any failure in the critical systems of our hosting facilities or services we provide could lead to disruptions in our and our customers’ businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

The critical systems of the hosting facilities we operate and the services we provide are subject to failure. Any failure in the critical systems of any hosting facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, whether or not within our control, could result in service interruptions impacting our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers, harm our reputation and reduce our revenue. Any failure or downtime in one of the facilities that we operate impact mining rewards generated by us and reduce the profitability of our customers. The total destruction or severe impairment of any of the facilities we operate could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and negatively impact our revenue and profitability. The services we provide are subject to failures resulting from numerous factors, including:

•	power loss;

•	equipment failure;

•	human error or accidents;

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•	theft, sabotage and vandalism;

•	failure by us or our suppliers to provide adequate service or maintain our equipment;

•	network connectivity downtime and fiber cuts;

•	service interruptions resulting from server relocation;

•	security breaches of our infrastructure;

•	improper building maintenance by us;

•	physical, electronic and cybersecurity breaches;

•	animal incursions;

•	fire, earthquake, hurricane, tornado, flood and other natural disasters;

•	extreme temperatures;

•	water damage;

•	public health emergencies; and

•	terrorism.

Moreover, service interruptions and equipment failures may expose us to potential legal liability. As our services are critical to our customers’ business operations, any disruption in our services could result in lost profits of or other indirect or consequential damages to our customers. Although our customer contracts typically contain provisions limiting our liability for service outages causes by factors beyond our control, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards, which would as a result have a material adverse effect on our business, financial condition and results of operations.

24.	Our success is dependent on the ability of our management team and our ability to attract, develop, motivate and retain other well-qualified employees, which may be more difficult, costly or time-consuming than expected.

Our success depends largely on the development and execution of our business strategy by our senior management team. We cannot assure you that our management will work well together, work well with our other existing employees or successfully execute our business strategy in the near-term or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled directors and other employees. In particular, it is difficult to locate experienced executives in our industry and offer them competitive salaries at this stage in our development. We may be unable to retain our directors, senior executives and key personnel or attract and retain new directors, senior executives and key personnel in the future, any of which could have a material adverse effect on our business, financial condition and results of operations. At this time, we are not paying any salaries to certain members of our management team, and are not paying market salaries to the remainder. There is no assurance that we will be able to retain any member of management while we are unable to competitive compensation and benefits to management.

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25.	Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business, which in turn could have a material adverse effect on our business, financial condition and results of operation.

We believe our success depends on the efforts and talent of our employees, including hosting facility design, construction management, operations, data processing, engineering, IT, risk management and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business, financial condition and results of operations. At this time, we lack the resources to hire all of the skilled employees that we need to properly operate our business.

26.	We may be vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

A party who is able to compromise the physical security measures protecting our hosting facilities could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, financial condition and results of operations. Whether or not any such assertion actually develops into litigation, our management may be required to devote significant time and attention to dispute resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business. Any such resolution, including the resources exhausted in connection therewith, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our assets.

27.	We are subject to litigation risks.

We may be subject to litigation arising out of our operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact our operations, and the value of the common shares. While we will assess the merits of any lawsuits and defend such lawsuits accordingly, we may be required to incur significant expense or devote significant financial resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on our operations.

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28.	We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition and results of operations.

The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our digital assets, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

29.	Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.

Rapid, significant and disruptive technological changes continue to impact our industry. The infrastructure at our hosting facilities may become less marketable due to demand for new processes and technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our hosting facilities are currently designed to provide; (iv) an inability of the power supply to support new, updated or upgraded technology; and (v) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect our hosting facilities to the Internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. We may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

Even if we succeed in adapting to new processes and technologies, there is no assurance that our use of such new processes or technology would have a positive impact on our financial performance. For example, we could incur substantial additional costs if we needed to materially improve our hosting center infrastructure through the implementation of new systems or new server technologies that require levels of critical load and heat removal that our facilities are not currently designed to provide. In addition, if one of our new offerings were competitive to our prior offerings and represented an adequate or superior alternative, customers could decide to abandon prior offerings that produce higher revenue or better margins for the new offering. Therefore, the adaptation to new processes and technologies could result in lower revenue, lower margins and/or higher costs, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our competitors or others might develop technologies that are more effective than our current or future technologies, or that render our technologies less competitive or obsolete. Further, many of our competitors may have superior financial and human resources deployed toward research and development efforts. We may not be able to effectively keep pace with relevant technological changes. If competitors introduce superior technologies for hosting operations or transaction processing, and we cannot make upgrades to our hardware or software to remain competitive, it could have a material adverse effect on our business, financial condition and results of operations.

30.	Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we plan to devote significant resources to develop policies and procedures to identify, monitor and manage our risks, we cannot assure you that our policies and procedures will always be effective against all types of risks, including unidentified or unanticipated risks, or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments.

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31.	We may infringe on third-party intellectual property rights or other proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to operate without infringing third-party intellectual property rights or other proprietary rights. For example, there may be issued patents of which we are not aware that our services or products infringe on. Also, there may be patents we believe we do not infringe on, but that we may ultimately be found to by a court of law or government regulatory agency. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our services or products allegedly infringe on.

If a third party brings any claim against us based on third-party intellectual property rights and/or other proprietary rights, we will be required to spend significant resources to defend and challenge such claim, as well as to invalidate any such rights. Any such claim, if initiated against us, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which could have a material adverse effect on our business, financial condition and results of operations.

32.	The further development and acceptance of cryptographic and algorithmic protocols governing transaction validation and the issuance of, and transactions in, digital assets are subject to a variety of factors that are difficult to evaluate. The slowing or stoppage of development or acceptance of blockchain networks and digital assets would have an adverse material effect on the successful development of the mining operation and value of mined digital assets.

The use of digital assets to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The future of this industry is subject to a high degree of uncertainty. The factors affecting the further development of this industry include, but are not limited to:

•	continued worldwide growth in the adoption and use of digital assets and blockchain technologies;

•	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operations of digital asset transaction processing;

•	changes in consumer demographics and public tastes and preferences;

•	the maintenance and development of the open-source software protocols or similar digital asset systems;

•	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies;

•	general economic conditions and the regulatory environment relating to digital assets; and

•	negative consumer perception of digital assets, including digital assets specifically and digital assets generally.

•	a decline in the popularity or acceptance of digital assets could materially impact us or our potential hosting customers, which could have a material adverse effect on our business, financial condition and results of operations.

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33.	We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.

We may not be able to obtain broad protection in the United States or internationally for all of our existing and future intellectual property and other proprietary rights, and we may not be able to obtain effective protection for our intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant expenditure of our financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation.

We may be required to spend significant resources to secure, maintain, monitor and protect our intellectual property rights and other proprietary rights. Despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which may have a material adverse effect on our business, financial condition and results of operations.

34.	We are subject to risk that key counterparties file bankruptcy, enter insolvency proceedings or otherwise default on their obligations to us.

We are subject to the risk that counterparties with whom we do business default on their obligations to us. While we may have rights to recover damages for breach of contract in the event of a default, our contractual remedies may not compensate us for all of our damages, including particularly legal fees or lost opportunity costs. Even if we receive a judgment or aware that covers all of our damages, we may not be able to collect the judgment in full due to the insolvency of the counterparty. Furthermore, the counterparty or its assets may be in a legal system where it is difficult to receive a judgment or collect any judgment. At this time, we have two counterparties whose default could result in material losses for us. One is West Indian Mining Company Limited, which is indebted to us for approximately [$731,472] from the sale of two immersion containers and also hosts [192] miners in one of the containers. The other is ROC Digital Mining I, LLC, which owes us approximately [$1,154,535] from the sale of equipment, and for which we have also made an equity investment of approximately $1 million by the contribution of equipment. In both cases, a default could impair our ability to realize our investment in each entity.

Risks Related to Our Limited Operating History and Early Stage of Growth

35.	We operate in a rapidly developing industry and have an evolving business model with no history of generating revenue from our services. In addition, our evolving business model increases the complexity of our business, which makes it difficult to evaluate our future business prospects and could have a material adverse effect on our business, financial condition and results of operations.

We may adjust our business model further from time to time, including trying to offer additional types of products or services, such as a blockchain application designed by us, blockchain services and other related businesses, or entering into strategic partnerships or acquisitions. The evolution of and modifications to our business strategy will continue to increase the complexity of our business and placed significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business strategy are likely to have similar effects. Further, any new services that we offer that are not favorably received by the market could damage our reputation or our brand. There can be no assurance that we will ever generate sufficient revenues or achieve profitably in the future or that we will have adequate working capital to meet our obligations as they become due.

We cannot be certain that our current business strategy or any new or revised business strategies will be successful or that we will successfully address the risks we face. In the event that we do not effectively evaluate future business prospects, successfully implement new strategies or adapt to our evolving industry, it will have a material adverse effect on our business, financial condition and results of operations.

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36.	We may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

The digital asset mining industry is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, frequent introductions of new products and services and uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, that have greater financial and other resources and that focus on digital asset mining, including businesses focused on developing substantial Bitcoin mining operations. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

We compete with a range of hosting providers and blockchain providers for some or all of the services we offer. We face competition from numerous developers, owners and operators in the blockchain industry, including technology companies, such as hyperscale cloud players, managed service providers and real estate investment trusts (“REITs”), some of which own or lease properties similar to ours, or may do so in the future, in the same submarkets in which our properties are located. Cloud offerings may also influence our customers to move workloads to cloud providers, which may reduce the services they obtain from us. Our current and future competitors may vary from us in size, service offerings and geographic presence.

Competition is primarily centered on reputation and track record; design, size, quality, available power and geographic coverage of hosting space; quality of installation and customer equipment repair services; relationships with equipment manufacturers and ability to obtain replacement parts; technical and software expertise; and financial strength and price. Some of our current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to greater and less expensive power than we do.

In addition, many companies in the industry are consolidating, which could further increase the market power of our competitors. As a result, some of our competitors may be able to:

•	identify and acquire desirable properties that we are interested in from developers;

•	offer hosting services at prices below current market rates or below the prices we currently charge our customers;

•	bundle colocation services with other services or equipment they provide at reduced prices;

•	develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily; and

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

We operate in a competitive market, and we face pricing pressure with respect to our hosting services. Prices for our hosting services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. We may be required to lower our prices to remain competitive, which may decrease our margins and could have a material adverse effect on our business, financial condition and results of operations.

In addition, we also face significant competition from other users and/or companies that are processing transactions on one or more digital asset networks, as well as other potential financial vehicles, including securities, derivatives or futures backed by, or linked to, digital assets through entities similar to us, such as exchange-traded funds. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in digital assets directly. Such events could have a material adverse effect on our business, financial condition and results of operations and potentially the value of any digital assets we hold or expect to acquire for our own account.

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37.	Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding the demand for our hosting services and the adoption of Bitcoin and other digital assets. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations in any given quarter or fiscal year.

We operate in a rapidly changing and competitive industry and our projections are subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast as they generally depend on our assessment of the timing of adoption and use of Bitcoin and other digital assets, which is uncertain. Furthermore, as we invest in the development of our hosting and self-mining business, whether because of competition or otherwise, we may not recover the substantial up-front costs of constructing, developing and maintaining our hosting facilities and purchasing the latest generation of miners or recover the opportunity cost of diverting management and financial resources away from other opportunities. Additionally, our business may be affected by reductions in miner demand for hosting facilities and services and the price of Bitcoin and other digital assets as a result of a number of factors which may be difficult to predict. Similarly, our assumptions and expectations with respect to margins and the pricing of our hosting services and market price of Bitcoin or other digital assets we mine may not prove to be accurate. This may result in decreased revenue, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our operating results in a given quarter or year to be higher or lower than expected. If actual results differ from our estimates, analysts or investors may negatively react and our stock price could be materially impacted.

38.	We may experience difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary financial products and services, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset transaction processing industry, we may in the future experience difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. To the extent a significant portion of our business consists of digital asset transaction mining, processing or hosting, we may in the future continue to experience difficulty obtaining additional financial products and services on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

39.	If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of any exchange on which we list our common stock. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we anticipate that we will have to expend significant resources, including accounting-related costs and significant management oversight.

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Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. For example, we will need to implement new revenue recognition modules into our existing enterprise resource planning system to facilitate the preparation of our financial statements under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). We will also be required to adopt Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires, among other things, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, beginning January 1, 2022. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, while we do not believe that we have any weaknesses in disclosure controls or internal controls over financial reporting at this time, we may discover material weaknesses in our disclosure controls and internal control over financial reporting in the future as our business outgrows our current infrastructure. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company.

Risks Related to Regulatory Framework

40.	If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•	it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a digital asset mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

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While certain digital assets may be deemed to be securities, we do not believe that certain other digital assets, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise digital assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the digital assets we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see “Risk Factors — There is no one unifying principle governing the regulatory status of digital assets nor whether digital assets are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets in a manner that adversely affects our business, prospects or operations.” If certain digital assets, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company.

If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.

41.	Any change in the interpretive positions of the SEC or its staff with respect to digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that digital assets, are securities. The SEC Staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC Staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in digital asset mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

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42.	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

43.	There is no one unifying principle governing the regulatory status of digital assets nor whether digital assets are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets in a manner that adversely affects our business, prospects or operations.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming digital assets illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a digital asset as currency or an asset, and the Internal Revenue Service (“IRS”) considers a digital asset as property and not currency. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of digital assets, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or digital asset (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., when it is a commodity).

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If regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other digital assets are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other digital assets may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or digital assets among owners and require registration of trading platforms as “exchanges.”

Furthermore, the SEC may determine that certain digital assets or interests may constitute securities under the “Howey” test as stated by the United States Supreme Court. We do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets. However, the SEC, CFTC, IRS, stock exchanges, or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities,” or ownership of “investment securities,” and we may be subject to regulation or registration requirements under various federal laws and related rules. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as subjecting us to regulation, or requiring registration, under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks. In light of such certainty, any determination that we make regarding the applicability of any law or regulation to our activities would be a risk-based assessment, and would not be binding on any regulatory body or court, and would not preclude legal or regulatory action against us.

44.	Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

Recently, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets.

In addition, local state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State’s Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Also, in March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and-desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniformed Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn).

Further, the North Carolina Secretary of State’s Securities Division issued in March 2018 a Temporary Cease and Desist Order against Power Mining Pool (made permanent pursuant to a Final Order on April 19, 2018), ordering it to cease and desist, among other things, offering “mining pool shares,” which were deemed “securities” under N.C. Gen. Stat. 78A-2(11), in North Carolina until they are registered with the North Carolina Secretary of State or are offered for sale pursuant to an exemption from registration under the North Carolina Securities Act, N.C. Gen. Stat. Chapter 78A.

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Additionally, we rely on third-party mining pool service providers for mining revenue payouts from our mining operation, and certain of our potential hosting customers could be involved in, or could issue, cloud mining contracts or mining pool shares, and any regulatory restrictions on their practices could significantly reduce demand for our hosting services. Furthermore, it is possible that laws, regulations or directives that affect digital assets, digital asset transaction processing or blockchain server hosting may change in a manner that may adversely affect our ability to conduct our business and operations in the relevant jurisdiction.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect digital assets, digital asset networks and their users and hosting service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States and may therefore impede the growth of digital asset use. A number of countries, including India, China, South Korea and Russia, among others, currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries. For example, in January 2018, several media publications reported that a Chinese multiagency government task force overseeing risk in Internet finance issued a notice ordering local authorities to guide the shutdown of digital asset transaction processing in China. However, the People’s Bank of China immediately refuted such reports, indicating that digital asset transaction processing is still permitted in China. As a result of such conflicting positions taken within the Chinese government, a number of digital asset transaction processing operators have moved their operations from China to other jurisdictions in order to build in more regulatory certainty in their operations.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining companies to additional regulation.

By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of digital asset mining companies, including our common stock. Such a restriction could result in us liquidating our digital asset inventory at unfavorable prices and may adversely affect our shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our potential hosting customers is impossible to predict, but such change could be substantial and may require us or our potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.

45.	Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, digital assets fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

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The SEC has issued guidance and made numerous statements regarding the application of securities laws to digital assets. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for digital assets, were issued for the purpose of raising funds. The Report concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding digital assets in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of digital assets that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well-established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance form the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for digital assets and reiterated the SEC’s position that many digital assets are unregulated securities.

The SEC has been active in asserting its jurisdiction over ICOs and digital assets and in bringing enforcement cases. The SEC has directed enforcement activity toward digital assets, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. REcoin Group Foundation, LLC, et al., Civil Action NO. 17-cv-05725 (E.D.N.Y, filed Sept. 29, 2017)). Subsequently, the SEC has filed several orders instituting cease-and-desist proceedings against (i) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (ii) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in digital assets as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (iii) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and EliL. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)) and (iv) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34-84553 (Nov. 8, 2018)).

On June 4, 2019, the SEC filed a complaint in the U.S. District Court for the Southern District of New York against Kik Interactive, Inc. with respect to its September 2017 offering of Kin. According to articles published by various news outlets, the SEC has allegedly issued numerous subpoenas and information requests to technology companies, advisers and individuals involved in the digital asset space and ICOs, as part of a broad inquiry into the digital asset market.

In addition, a number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. Further, the SEC has yet to approve for listing and trading any exchange-traded products (such as ETFs) holding digital assets. The SEC has taken various actions against persons or entities that have allegedly misused digital assets, engaged in fraudulent schemes (i.e., Ponzi scheme) and/or engaged in the sale of tokens that were deemed securities by the SEC.

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Although our activities are not focused on raising capital or assisting others that do so, the federal securities laws are very broad. We cannot provide assurance as to whether the SEC will continue or increase its enforcement with respect to digital assets or ICOs, including taking enforcement action against any person engaged in the sale of unregistered securities in violation of the Securities Act or any person acting as an unregistered investment company in violation of the 1940 Act. Because the SEC has held that certain digital assets are securities based on the current rules and law, we may be required to register and comply with the rules and regulations under federal securities laws. On March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non- recurring expenses, thereby materially and adversely affecting an investment in us. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our common stock. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain or all of our operations. Any such action could have a material adverse effect on our business, financial condition and results of operations.

46.	Federal or state agencies may impose additional regulatory burdens on our business. Changing laws and regulations and changing enforcement policies and priorities have the potential to cause additional expenditures, restrictions, and delays in connection with our business operations.

Federal and state laws and regulations may be subject to change or changes in enforcement policies or priorities, including changes that may result from changes in the political landscape and changing technologies. Future legislation and regulations, changes to existing laws and regulations, or interpretations thereof, or changes in enforcement policies or priorities, could require significant management attention and cause additional expenditures, restrictions, and delays in connection with our business operations.

47.	Increasing scrutiny and changing expectations from investors, lenders, customers, government regulators and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries and around the globe are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or which are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation may suffer, which would have a material adverse effect on our business, financial condition and results of operations.

48.	We may be subject to risks associated with misleading and/or fraudulent disclosure or use by the creators of digital assets.

Generally, we rely primarily on a combination of white papers and other disclosure documents prepared by the creators of applicable digital assets, as well as on our management’s ability to obtain adequate information to evaluate the potential implications of transacting in these digital assets. However, such white papers and other disclosure documents and information may contain misleading and/or fraudulent statements (which may include statements concerning the creators’ ability to deliver in a timely fashion the product and/or service disclosed in their white papers and other disclosure documents) and/or may not reveal any unlawful activities by the creators. Recently, there has been an increasing number of investigations and lawsuits by the SEC and the CFTC involving digital asset creators for fraud and misappropriation, among other charges. Additionally, FinCEN has increased its enforcement efforts involving digital asset creators regarding compliance with anti-money laundering and Know-Your-Customer laws.

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To the extent that any of these creators make misleading and/or fraudulent disclosures or do not comply with federal, state or foreign laws, or if we are unable to uncover all material information about these digital assets and/or their creators, we may not be able to make a fully informed business decision relating to our transacting in or otherwise involving such digital assets, which could have a material adverse effect on our business, financial condition and results of operations.

49.	Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Digital Assets

50.	Digital assets exchanges and other trading venues are relatively new and, in some cases, partially unregulated and may therefore be more exposed to fraud and failure.

To the extent that digital asset exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, a reduction in digital asset prices could occur. Digital asset market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. Failures of digital asset companies have accelerated in 2022 with the substantial drop in digital assets prices. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. Continued failures of digital asset companies, and resulting customer losses, could create a crisis of confidence in digital assets that jeopardizes the future of the industry, and by extension our business.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of bitcoin to decline. For example, in the first half of 2022, each of Celsius, Voyager, and Three Arrows declared bankruptcy, resulting in a loss of confidence among participants in the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, BlockFi Inc. and FTX Trading Ltd (“FTX”), the third largest digital asset exchange by volume at the time, halted customer withdrawals, and, shortly thereafter, FTX and its subsidiaries filed for bankruptcy. Most recently, in January 2023, Genesis Global and certain affiliates filed for bankruptcy.

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In response to these events, the digital asset markets, including the market for bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, including the price of bitcoin, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in bitcoin’s value. Because the value of bitcoin is derived from the continued willingness of market participants to exchange government-issued currency that is designated as legal tender in its country of issuance through government decree, regulation, or law (“fiat” currency) for bitcoin, should the marketplace for bitcoin be jeopardized or disappear entirely, permanent and total loss of the value of bitcoin may result.

We are dependent on the sale of bitcoin that we generate from our self-mining operations to pay any of our expenses that are payable in U.S. Dollars. In that regard, our business is dependent on the existence of bitcoin exchanges, our ability to maintain accounts at those exchanges and the continuation of a liquid market for bitcoin. Our inability to liquidate the bitcoin that we generate would have a material, adverse impact on our liquidity and our business.

51.	Digital asset transactions are irrevocable and, if stolen or incorrectly transferred, digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could have a material adverse effect on our business, financial condition and results of operations.

Typically, digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a digital asset or a theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of any digital assets we hold will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received our digital assets through error or theft, we will be unable to revert or otherwise recover our incorrectly transferred digital assets. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

52.	We may not have adequate sources of recovery if the digital assets held by us are lost, stolen or destroyed due to third-party digital asset services, which could have a material adverse effect on our business, financial condition and results of operations.

Certain digital assets held by us may be a third-party digital asset service. We intend to evaluate the security procedures of any third party service to ensure that its dual authentication security, secured facilities, segregated accounts and cold storage are reasonably designed to safeguard our Bitcoin from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. In addition, our service providers may have limited liability under their services agreement, which may limit our ability to recover losses relating to our Bitcoin. If such digital assets are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that the responsible third party may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed digital assets due to governing network protocols and the strength of the cryptographic systems associated with such digital assets. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

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53.	Losses relating to our business may be uninsured, or insurance may be limited.

Our hosting and colocation operations are subject to hazards and risks normally associated with the daily operations of hosting facilities. Currently, we do not have any insurance, except for insurance covering loss of equipment while in transit. Once our operations become more significant, we plan to obtain insurance that is standard for businesses of our nature, including insurance covering business interruption for lost profits, property and casualty, public liability, commercial employee, workers’ compensation, personal property and auto liability. However, until we procure such insurance, we are subject to wide variety of business risks without any insurance to reimburse us for any damages we suffer. However, it may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our digital asset portfolio. In general, we anticipate that certain losses related to our business may be uninsurable, or the cost of insuring against these losses may not be economically justifiable.

Additionally, it may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our digital asset portfolio. In general, we anticipate that certain losses related to our business may be uninsurable, or the cost of insuring against these losses may not be economically justifiable. We have obtained some limited coverage regarding our business, but if an uninsured loss occurs or a loss exceeds policy limits, it could have a material adverse effect on our business, financial condition and results of operations.

The digital assets held by us are not insured. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

54.	The impact of geopolitical, economic or other events on the supply of and demand for digital assets is uncertain, but could motivate large-scale sales of digital assets, which could result in a reduction in the price of such digital asset and could have a material adverse effect on our business, financial condition and results of operations.

As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how this supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Large-scale sales of digital assets likely would result in a reduction in the price of the subject digital asset and could have a material adverse effect on our business, financial condition and results of operations.

55.	Digital assets, such as Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of digital asset settlement may significantly alter the competitive dynamics in the market.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital assets, and particularly Bitcoin, is essential to the widespread acceptance of digital assets as a means of payment, which is necessary to the growth and development of our business.

Many digital asset networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. In this respect, Bitcoin may be particularly affected as it relies on the “proof of work” validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the digital asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block.

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There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of digital asset transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all digital assets. There is also a risk that any mechanisms of increasing the scale of digital asset settlements may significantly alter the competitive dynamics in the digital asset market and may adversely affect the value of Bitcoin and the price of our common stock. Any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

56.	The IRS and certain states have taken the position that digital assets are property for income tax purposes.

In early 2014, the IRS issued basic guidance on the tax treatment of digital assets. The IRS has taken the position that a digital asset is “property” rather than “currency” for tax purposes. Thus, general tax principles applicable to property transactions apply to the acquisition, ownership, use or disposition of digital assets. This overall treatment creates a potential tax liability for, and potential tax reporting requirements applicable to us in any circumstance where we mine or otherwise acquire, own or dispose of a digital asset. In 2019, the IRS issued additional guidance specifically relating to the taxation consequences that could arise from a digital asset hard fork event in which a new unit of digital asset may or may not be received, and released frequently asked questions to address certain digital asset topics such as basis, gain or loss on the sale or exchange of certain kinds of digital assets and how to determine the fair market value of such digital assets. The IRS’s treatment of digital assets as “property” may prevent the widespread adoption of digital assets in retail transactions, due to the need to report each transaction as a separate taxable event and track the tax basis of all digital assets used in a transaction.

There is no guarantee that the IRS will not alter its position with respect to the taxation of digital assets, or that legislation or judicial determinations in the future will not result in a tax treatment of digital assets and transactions in digital assets for U.S. federal and state tax purposes that differs from the treatment described above. You are urged to consult your own tax advisor as to the tax implications of our acquisition, ownership, use and disposition of digital assets. The taxation of digital assets for state, local or foreign tax purposes may not be the same as the taxation of digital assets for U.S. federal income tax purposes.

In addition, under the Tax Cuts and Jobs Act of 2017 (the “Tax Cuts and Jobs Act”), as of January 1, 2018, “like-kind exchange” treatment does not apply to digital assets. This means that gain from the sale or exchange of digital assets cannot be deferred by undertaking an exchange of one type of virtual currency for another.

Certain states, including New York and New Jersey, generally follow IRS guidance with respect to the treatment of digital assets for state income tax purposes, but it is unclear if other states will do so. Transactions involving digital assets for other goods and services also may be subject to sales and use or similar taxes under barter transaction treatment or otherwise. The treatment of digital assets for state income tax and sales tax purposes may have negative consequences, including the imposition of a greater tax burden on investors in digital assets or a higher cost with respect to the acquisition, ownership and disposition of digital assets generally. In either case, this could have a negative effect on prices in the relevant digital asset exchange market and could have a material adverse effect on our business, financial condition and results of operations.

Foreign jurisdictions also may elect to treat digital assets in a manner that results in adverse tax consequences. To the extent that a foreign jurisdiction with a significant share of the market of digital asset owners or users imposes onerous tax burdens on such owners or users, or imposes sales, use or value added tax on purchases and sales of digital assets for fiat currency, such actions could result in decreased demand for digital assets in such jurisdiction, which could impact the price of digital assets and could have a material adverse effect on our business, financial condition and results of operations.

57.	Changes to, or changes to interpretations of, the U.S. federal, state, local or other jurisdictional tax laws could have a material adverse effect on our business, financial condition and results of operations.

All statements contained herein concerning U.S. federal income tax (or other tax) consequences are based on existing law and interpretations thereof. The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled and may be subject to significant change. While some of these changes could be beneficial, others could negatively affect our after-tax returns. Accordingly, no assurance can be given that the currently anticipated tax treatment will not be modified by legislative, judicial or administrative changes, possibly with retroactive effect. In addition, no assurance can be given that any tax authority or court will agree with any particular interpretation of the relevant laws.

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In 2022, significant changes to U.S. federal income tax laws were proposed, including increasing the U.S. income tax rate applicable to corporations from 21% to 28% and changes implicating information reporting with respect to digital assets. Congress may include some or all of these proposals in future legislation. There is uncertainty regarding whether these proposals will be enacted and, if enacted, their scope, when they would take effect, and whether they would have retroactive effect.

State, local or other jurisdictions could impose, levy or otherwise enforce tax laws against us. Tax laws and regulations at the state and local levels frequently change, especially in relation to the interpretation of existing tax laws for new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future taxes, which could have a material adverse effect on our business, financial condition and results of operations.

58.	Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our hosting facilities. Any enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction in which we conduct business, could have a material adverse effect on our business, financial condition or results of operations.

59.	Latency in confirming transactions on a network could result in a loss of confidence in the network, which could have a material adverse effect on our business, financial condition and results of operations.

Latency in confirming transactions on a network can be caused by a number of factors, such as transaction processors ceasing to support the network and/or supporting a different network. To the extent that any transaction processors cease to record transactions on a network, such transactions will not be recorded on the blockchain of the network until a block is solved by a transaction processor that does not require the payment of transaction fees or other incentives. Currently, there are no known incentives for transaction processors to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, with respect to Bitcoin, a collective movement among transaction processors or one or more transaction processing pools forcing Bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new Bitcoin upon the solving of a block), transaction processors could delay the recording and verification of a significant number of transactions on a network’s blockchain. If such latency became systemic, and sustained, it could result in greater exposure to double-spending transactions and a loss of confidence in the applicable network, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, increasing growth and popularity of digital assets, as well as non-digital asset related applications that utilize blockchain technology on certain networks, can cause congestion and backlog, and as result, increase latency on such networks. An increase in congestion and backlogs could result in longer transaction confirmation times, an increase in unconfirmed transactions (that is, transactions that have yet to be included in a block on a network and therefore are not yet completed transactions), higher transaction fees and an overall decrease in confidence in a particular network, which could ultimately affect our ability to transact on that particular network and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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60.	Significant or unexpected changes to our transaction processing operations may have a material adverse effect on our business, financial condition and results of operations.

We and our potential customers are engaged in the business of verifying and confirming transactions on a blockchain, also known as transaction processing, or “mining.” We may have to make changes to the specifications of our transaction processing operations for any number of reasons beyond our control (e.g., increased governmental and quasi-governmental regulation of blockchain-related digital assets; changes in methods of validating digital asset transactions; creation of new digital assets; general economic conditions; changes in consumer demographics and public tastes and preferences; and rising energy costs, among other reasons), or we may be unable to develop our transaction processing operations in a manner that realizes those specifications or any form of functioning and profitable transaction processing operations. Furthermore, it is still possible that our transaction processing operations may experience malfunctions, electrical power failure, hacking, cybersecurity breaches or otherwise fail to be adequately developed or maintained. Any of the above risks, which could also impact our potential hosting customers, may have a material adverse effect on our business, financial condition and results of operations.

61.	Currently, we believe there is relatively limited use of digital assets in the retail and commercial marketplace in comparison to relatively sizable use by speculators, thus contributing to price volatility that could adversely affect an investment in our stock.

We believe digital assets have not yet gained widespread acceptance as a means of payment for goods and services by any major retail or commercial outlets. We believe a significant portion of the demand for digital assets is generated by speculators and investors, some of whom may have no knowledge of the inner workings of those assets. Certain of these investors may seek to profit from the short-term or long-term holding of digital assets, and thus, may contribute to digital asset price volatility. A lack of expansion in the use of digital assets in retail and commercial markets, or a contraction of such use, may result in increased price volatility of digital assets or a reduction in the market price of digital assets or in the demand for digital assets which would reduce the demand of our hosting and colocation services or in the value of the digital assets held by us, any of which could have a material adverse effect on our business, financial condition and results of operations.

62.	If the transaction fees for recording digital assets in a blockchain increase, demand for digital assets may be reduced and prevent the expansion of the networks to retail merchants and commercial business, resulting in a reduction in the acceptance or price of digital assets.

As the number of digital assets awarded for solving a block in a blockchain decreases, the incentive for mining participants to contribute processing power to networks will transition from a set reward to transaction fees. In order to incentivize mining participants to continue to contribute processing power to the networks, the network may transition from a set reward to transaction fees earned upon solving for a block. If mining participants demand higher transaction fees to record transactions in a blockchain or a software upgrade automatically charges fees for all transactions, the cost of using digital assets may increase and the marketplace may be reluctant to accept digital assets as a means of payment. Existing users may be motivated to switch from one digital asset to another or back to fiat currency. Decreased use and demand for digital assets may adversely affect their value and result in a reduction in the value of our common stock.

63.	We may diversify our business by mining or investing in additional digital assets which could require significant investment or expose us to trading risks.

The field of digital assets is constantly expanding with over 4,000 digital assets in existence as of January 2021. We intend to evaluate the potential for mining or investing in existing, new and alternative digital assets. To the extent we elect to commence activities to generate digital assets, we would be required to invest our assets either to obtain mining equipment configured to generate digital assets based on a “proof of work” protocol or to post “stakes” to generate digital assets based on a “proof of stake” protocol. In addition, or in the alternative, we may trade our digital assets for other digital assets on centralized or decentralized exchanges. Optimization of such trades may vary depending on the exchange on which the trade is conducted because we may not have access to all exchanges on which such trades are available. Further, trading on centralized and decentralized exchanges may expose us to additional risks if such exchanges experience breaches of security measures, system errors or vulnerabilities, software corruption, hacking or other irregularities. Any new digital asset obtained through generation or trading may be more volatile or fail to increase in value compared to digital assets we currently hold. As a result, any investment in different digital assets may not achieve our goals, may be viewed negatively by analysts or investors and may negatively affect our revenues and results of operations.

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64.	If the award of new digital assets and/or transaction fees for solving blocks is not sufficiently high to incentivize transaction processors, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of its digital assets and have a material adverse effect on our business, financial condition and results of operations.

As the number of digital assets rewarded to transaction processors for validating blocks in a network decreases, the incentive for transaction processors to continue contributing processing power to the network may shift toward transaction fees. Such a shift may increase the transaction fees on a network. Higher transaction fees may reduce the utility of a network for an end user, which may cause end users to reduce or stop their use of that network. In such case, the price of the relevant digital asset may decline substantially and could go to zero. Such reduced price and demand for, and use of, the relevant digital asset and network, either as it applies to our transaction processing services or to those of our potential hosting customers, may have a material adverse effect on our business, financial condition and results of operations.

65.	As more processing power is added to a network, our relative percentage of total processing power on that network is expected to decline absent significant capital investment, which has an adverse impact on our ability to generate revenue from processing transactions on that network and could have a material adverse effect on our business, financial condition and results of operations.

Processing power on networks has been increasing rapidly over time while the rewards and transaction fees available on those networks tends to decline over time. In order to grow or maintain the revenue we generate from processing transactions on such networks, we are required to invest significant capital to acquire new computer servers, expand our power capacity and otherwise increase our effective processing power on such networks. In the event we are unable to invest sufficient capital to grow or maintain the level of our processing power on a network relative to the total processing power of such network, our revenue from the applicable network will decline over time and as a result, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, a decrease in the price of computer servers may result in an increase in transaction processors, which may lead to more competition for fees in a particular network. In the event we are unable to realize adequate fees on a network due to increased competition, our revenue from the applicable network will decline over time and in turn, it could have a material adverse effect on our business, financial condition and results of operations.

66.	We may only have limited control over our mining operation.

Our mining operation comprises blockchain mining technologies that depend on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. Because of this less centralized model and the complexity of our mining operation, we have limited control over the success of our mining operations. While we participate in mining pools to combine our mining operations with other mining participants to increase processing power to solve blocks, there can be no assurance that such pools will adequately address this risk.

67.	Our reliance on third-party mining pool service providers for our mining revenue payouts may have a negative impact on our operations.

We may utilize third party mining pools to receive our mining rewards from a given network. Mining pools allow mining participants to combine their processing power, which increases the chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power used to generate each block. We are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin or other digital asset mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by a mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

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68.	Malicious actors or botnet may obtain control of more than 50% of the processing power on the Bitcoin or other network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin or other network, it may be able to alter the blockchain on which the Bitcoin or other network and most Bitcoin or other digital asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoin or digital assets or transactions using such control. The malicious actor could “double-spend” its own Bitcoin or digital assets (i.e., spend the same Bitcoin or digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin or other network, or the Bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin or other network will increase, which may adversely affect an investment us.

69.	Transaction processing operators may sell a substantial amount of digital assets into the market, which may exert downward pressure on the price of the applicable digital asset and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Transaction processing requires the investment of significant capital for the acquisition of hardware, leasing or purchasing space, involves substantial electricity costs and requires the employment of personnel to operate the data facilities, which may lead transaction processing operators to liquidate their positions in digital assets to fund these capital requirements. In addition, if the reward of new digital assets for transaction processing declines, and/or if transaction fees are not sufficiently high, profit margins for transaction processing operators may be reduced, and such operators may be more likely to sell a higher percentage of their digital assets. Whereas it is believed that individual operators in past years were more likely to hold digital assets for more extended periods, the immediate selling of newly transacted digital assets by operators may increase the supply of such digital assets on the applicable exchange market, which could create downward pressure on the price of the digital assets and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

70.	To the extent that the profit margins of digital asset mining operations are not high, mining participants are more likely to sell their earned Bitcoin, which could constrain Bitcoin prices.

Over the past few years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation application-specific integrated circuit (“ASIC”) servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital to acquire this hardware, to lease operating space (often in data centers or warehousing facilities), and to pay the costs of electricity and labor to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior mining operations and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of digital assets. To the extent the price of digital assets decline and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell digital assets earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined digital assets for more extended periods. The immediate selling of newly mined digital assets greatly increases the trading volume of the digital assets, creating downward pressure on the market price of digital asset rewards. The extent to which the value of digital assets mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined digital assets rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing digital asset prices. Lower digital asset prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of digital assets until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other digital assets we mine or otherwise acquire or hold for our own account.

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71.	The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue as our customers may not have an adequate incentive to continue transaction processing and customers may cease transaction processing operations altogether, which could have a material adverse effect on our business, financial condition and results of operations.

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as the “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was further reduced to 6.25 Bitcoin. The next halving for the Bitcoin blockchain is currently anticipated to occur in April 2024 at block height 840,000. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new digital assets. We, and to our knowledge, our potential hosting customers, currently rely on these rewards to generate a significant portion of our total revenue. If the award of digital assets for solving blocks and transaction fees are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which as a result may significantly reduce demand for our hosting services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenues and may have a material adverse effect on our business, financial condition and results of operations.

While Bitcoin prices have historically increased around these halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining rewards. If a corresponding and proportionate increase in the price of Bitcoin does not follow future halving events, the revenue we earn from our mining operations would see a decrease, which could have a material adverse effect on our results of operations and financial condition.

72.	We expect to sell most or all of our digital assets to pay for costs and expenses, which will reduce the amount of digital assets we hold, thus preventing us from recognizing any gain from the appreciation in value of the digital assets we have sold and may sell in the future.

We expect to sell most or all of the digital assets that we earn from mining or hosting to pay for costs and expenses we incur, capital expenditures and other working capital, irrespective of then-current digital asset prices. When we sell a digital asset, we are unable to benefit from any future appreciation in the underlying value of that digital asset. However, we also avoid a loss on the digital asset to the extent it declines in price after the sale. Consequently, our digital assets may be sold at a time when the price is lower than it otherwise might be in the future, which could reduce the gain we might have realized on the sale of that digital asset at a different time.

We are dependent on the sale of bitcoin that we generate from our self-mining operations to pay any of our expenses that are payable in U.S. Dollars. In that regard, our business is dependent on the existence of bitcoin exchanges, our ability to maintain accounts at those exchanges and the continuation of a liquid market for bitcoin. Our inability to liquidate the bitcoin that we generate would have a material, adverse impact on our liquidity and our business.

73.	Digital assets are subject to extreme price volatility. The value of digital assets is dependent on a number of factors, any of which could have a material adverse effect on our business, financial condition and results of operations.

We expect that a large portion of our revenue will come from processing blockchain transactions in the form of Bitcoin. We believe the value of digital assets related to our business is dependent on a number of factors, including, but not limited to:

•	global digital asset supply;

•	global digital asset demand, which can be influenced by the growth of retail merchants’ and commercial businesses’ acceptance of digital assets as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure, and the regulatory restrictions on their use;

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•	investors’ expectations with respect to the rate of inflation of fiat currencies;

•	investors’ expectations with respect to the rate of deflation of digital assets;

•	cyber theft of digital assets from online wallet providers, or news of such theft from such providers or from individuals’ online wallets;

•	the availability and popularity of businesses that provide digital asset-related services;

•	fees associated with processing a digital asset transaction;

•	changes in the software, software requirements or hardware requirements underlying digital assets;

•	changes in the rights, obligations, incentives, or rewards for the various participants in digital asset mining;

•	interest rates;

•	currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

•	fiat currency withdrawal and deposit policies on digital asset exchanges and liquidity on such exchanges;

•	interruptions in service or failures of major digital asset exchanges;

•	investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in digital assets;

•	momentum pricing;

•	monetary policies of governments, trade restrictions, currency devaluations and revaluations;

•	regulatory measures, if any, that affect the use of digital assets, restrict digital assets as a form of payment, or limit the purchase of digital assets;

•	global or regional political, economic or financial events and conditions;

•	expectations that the value of digital assets will change in the near or long term. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets. For example, a security breach that affects investor or user confidence in Bitcoin or another digital asset may affect the industry as a whole and may also cause the price of other digital assets to fluctuate; or

•	with respect to Bitcoin, increased competition from other forms of digital assets or payments services.

We are dependent on the sale of bitcoin that we generate from our self-mining operations to pay any of our expenses that are payable in U.S. Dollars. We generally liquidate our bitcoin within 2-3 weeks of receipt in order to pay operational expenses. Therefore, we do not expect to incur material losses on bitcoin that we hold due to the short holding period. However, the volatility of bitcoin prices makes it more likely that we experience losses from holding bitcoin, which could have a material, adverse impact on our liquidity and our business.

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Even if shareholders are able to hold their common stock for the long-term, their common stock may never generate a profit, since digital asset markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations. Investors should be aware that there is no assurance that Bitcoin or other digital assets will maintain their long-term value in terms of future purchasing power or that the acceptance of digital asset payments by mainstream retail merchants and commercial businesses will continue to grow. If the price of Bitcoin or other digital assets declines, we expect our profitability to decline.

74.	Any loss or destruction of a private key required to access a digital asset of ours is irreversible. We also may temporarily lose access to our digital assets.

Digital assets are each accessible and controllable only by the possessor of both the unique public key and private key associated with the digital asset, wherein the public and private keys are held in an offline or online digital wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is available, we will be unable to access the applicable digital asset associated with that private key and the private key cannot be restored. As a result, any digital assets associated with such key could be irretrievably lost. Any loss of private keys relating to digital wallets used to store the applicable digital assets could have a material adverse effect on our business, financial condition and results of operations.

Currently, we hold the majority of our digital currencies in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated. In order to minimize risk, we have established processes to manage wallets that are associated with our digital currency holdings. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our digital currency due to an adverse software or cybersecurity event.

We are presently evaluating several third-party custodial wallet alternatives with multi-signature enterprise storage solution to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. There can be no assurance that we will utilize such services, as other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those that we presently employ.

75.	Intellectual property rights claims may adversely affect the operation of any or all of the networks.

Third parties may assert intellectual property rights claims relating to the operation of digital assets and the holding and transfer of such assets. Regardless of the merit of any intellectual property rights claims or other legal action, any threatened action that reduces confidence in the long-term viability of any or all of the networks or other similar peer-to-peer networks, or in the ability of end-users to hold and transfer digital assets, may have a material adverse effect on our business, results of operations and financial condition. Additionally, a meritorious intellectual property rights claim could prevent us and other end-users from holding or transferring the digital assets, which could have a material adverse effect on our business, financial condition and results of operations.

76.	A soft or hard fork on a network could have a material adverse effect on our business, financial condition and results of operations.

The rules governing a network’s protocol are subject to constant change and, at any given time, there may be different groups of developers that can modify a network’s protocol. As network protocols are not sold and their use does not generate revenues for their development teams, the core developers are generally not compensated for maintaining and updating the network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop networks and the core developers may lack the resources to adequately address emerging issues with network protocols. Although the Bitcoin and other leading networks are currently supported by core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin or another network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the networks may be adversely affected.

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Any individual can download the applicable network software and make any desired modifications that alter the protocols and software of the network, which are proposed to developers, users and transaction processors on the applicable network through software downloads and upgrades, typically posted to development forums such as GitHub.com. Such proposed modifications can be agreed upon, developed, adopted and implemented by a substantial majority of developers, transaction processors and users, which, in such event, results in a “soft fork” or “hard fork” on the relevant network. A “soft fork” occurs when an updated version of the validating protocol is still “backwards compatible” with previous versions of the protocol. As a result, non-upgraded network participants with an older version of the validating protocol will still recognize new blocks or transactions and may be able to confirm and validate a transaction; however, the functionality of the non-upgraded network participant may be limited. Thus, non-upgraded network participants are incentivized to adopt the updated version of the protocol. The occurrence of a soft fork could potentially destabilize transaction processing and increase transaction and development costs and decrease trustworthiness of a network.

A “hard fork” occurs when the updated version of the validating protocol is not “backwards compatible” with previous versions of the protocol, and therefore, requires forward adoption by network participants in order to recognize new blocks, validate and verify transactions and maintain consensus on the relevant blockchain. Since the updated version of the protocol is not backwards compatible, a hard fork can cause the relevant blockchain to permanently diverge into two separate blockchains on a network. For example, in the case of Bitcoin, a hard fork created two new digital assets: Bitcoin Cash and Bitcoin Gold. The value of a newly created digital asset from a hard fork (“forked digital asset”) may or may not have value in the long-run and may affect the price of other digital assets if interest and resources are shifted away from previously existing digital assets to the forked digital asset. The value of a previously existing digital asset after a hard fork is subject to many factors, including the market reaction and value of the forked digital asset and the occurrence of other soft or hard forks in the future. As such, the value of certain digital assets could be materially reduced if existing and future hard forks have a negative effect on their value.

If a soft fork or hard fork occurs on a network, which we or our hosting customers are processing transactions or hold digital assets in, we may be required to upgrade our hardware or software in order to continue our transaction processing operations, and there can be no assurance that we may be able to make such upgrades. A soft fork or hard fork in a particular digital asset that we process could have a negative effect on the value of that digital asset and could have a material adverse effect on our business, financial condition and results of operations.

77.	The digital assets held by us may be subject to loss, damage, theft or restriction on access, which could have a material adverse effect on our business, financial condition or results of operations.

There is a risk that some or all of the digital assets held or hosted by us could be lost, stolen or destroyed. We believe that the digital assets held or hosted by us and our mining operation will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our digital assets. Our security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees, or otherwise, and, as a result, an unauthorized party may obtain access to our digital asset accounts, private keys, data or digital assets. Although we implement a number of security procedures with various elements such as two-factor verification, segregated accounts and secured facilities and plan to implement the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, or (“cold storage”), to minimize the risk of loss, damage and theft, and we update such security procedures whenever reasonably practicable, we cannot guarantee the prevention of such loss, damage or theft, whether caused intentionally, accidentally or by an act of God.

Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As technological change occurs, the security threats to our Bitcoin will likely adapt and previously unknown threats may emerge. Our ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of our digital assets. To the extent we are unable to identify and mitigate or stop new security threats, our digital assets may be subject to theft, loss, destruction or other attack.

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Currently, we hold the majority of our digital currencies in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated.  In order to minimize risk, we have established processes to manage wallets that are associated with our digital currency holdings. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our digital currency due to an adverse software or cybersecurity event.

We are presently evaluating several third-party custodial wallet alternatives with multi-signature enterprise storage solution to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. There can be no assurance that we will utilize such services, as other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those that we presently employ.

Any of these events could expose us to liability, damage our reputation, reduce customer confidence in our services and otherwise have a material adverse effect on our business, financial condition and results of operations. Furthermore, we believe that as our assets grow, we may become a more appealing target for security threats, such as hackers and malware. If an actual or perceived breach of our digital asset accounts occurs, the market perception of our effectiveness could be harmed.

78.	Our ability to adopt technology in response to changing security needs or trends poses a challenge to the safekeeping of our digital assets.

The history of digital asset exchanges has shown that exchanges and large holders of digital assets must adapt to technological change in order to secure and safeguard their digital assets. We currently keep all of our digital assets in a cold storage wallet in our name to reduce the risk of malfeasance, but this risk cannot be eliminated.  In order to minimize risk, we have established processes to manage wallets that are associated with our digital currency holdings. We utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our digital currency due to an adverse software or cybersecurity event.

We are presently evaluating several third-party custodial wallet alternatives with multi-signature enterprise storage solution to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. There can be no assurance that we will utilize such services, as other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those that we presently employ.

79.	The digital assets held by us are not subject to FDIC or SIPC protections; cash we maintain at financial institutions may exceed deposit insurance limits.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”), and to date, neither the FDIC nor the SIPC has extended any such protections to depositors of digital assets. Accordingly, our digital assets are not subject to the protections by FDIC or SIPC member institutions and any loss of our digital assets could have a material adverse effect on our business, financial condition and results of operations.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits. We maintain the majority of our cash and cash equivalents in accounts at banking institutions in the United States that we believe are of high quality. Cash held in these accounts sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, we could lose all or a portion of amounts held in excess of such insurance limitations. The FDIC recently took control of three such banking institutions, Silicon Valley Bank on March 10, 2023, Signature Bank on March 12, 2023 and First Republic Bank on May 1, 2023. While we did not have an account at any of these three banks, in the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our ability to open accounts at certain financial institutions is limited by the policies of such financial institutions to not accept clients that are in the crypto industry.

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80.	We may not be able to maintain our competitive position as digital asset networks experience increases in total network hash rate.

As the relative market prices of a digital asset, such as Bitcoin, increases, more companies are encouraged to mine for that digital asset and as more miners are added to the network, its total hash rate increases. In order for us to maintain its competitive position under such circumstances, we must increase our total hash rate by acquiring and deploying more mining machines, including new miners with higher hash rates. There are currently only a few companies capable of producing a sufficient number of machines with adequate quality to address the increased demand. If we are not able to acquire and deploy additional miners on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations.

81.	To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

82.	Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

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Risks Related to Ownership of Our Common Stock

83.	An active trading market for our common stock may never develop or be sustained.

Our common stock is quoted on the Pink OTC Market under the symbol “BMNR.” However, despite being quoted, there is currently no established market for our common stock. We cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

84.	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid for those shares. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	volatility in the price of Bitcoin and other digital assets;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products, features, or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

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•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

85.	The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

As of November ___, 2023, our executive officers, directors, significant shareholders and affiliated persons and entities collectively, beneficially owned approximately ____% of our outstanding common stock and 100% of our Series A Convertible Preferred Stock, and as a result control ______% of the votes on any matter submitted to a vote of shareholders. As a result, these persons and entities have the ability to exercise control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change in control of our company that other stockholders may view as beneficial.

86.	Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources.

 Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and, if and when we are no longer a “smaller reporting company,” will require that we have such a system of internal controls audited. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

87.	Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We expect to raise capital to fund our business by issuing additional shares of common stock and/or securities convertible into common stock. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

88.	We depend on key personnel and could be harmed by the loss of their services because of the limited number of qualified people in our industry.

Because of our small size, we require the continued service and performance of our management team, all of whom we consider to be key employees. Competition for highly qualified employees in the data storage industry is intense. Our success will depend to a significant degree upon our ability to attract, train, and retain highly skilled directors, officers, management, business, financial, legal, marketing, sales, and technical personnel and upon the continued contributions of such people. In addition, we may not be able to retain our current key employees. The loss of the services of one or more of our key personnel and our failure to attract additional highly qualified personnel could impair our ability to expand our operations and provide service to our customers.

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We currently do not have employment agreements with most of our management and are not currently paying them any compensation. As a result, management’s only incentive for continuing to work for us is due to their stock ownership in us. Our management will not be able to work for us indefinitely without being paid. We plan to enter into employment contracts with management, and begin paying them compensation, once we are able to raise capital to fund our business.

89.	Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of the merger, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares.

90.	Our common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our common stock may depend in part on the research and reports that securities or industry analysts publish about us or our business. Currently, no analysts cover our common stock. A failure to obtain analyst coverage of our common stock may mean that our price may never achieve levels that we think are fair and that our trading volume never achieves levels that are sufficient to attract additional investor interest.

Even if one or more analysts begin to cover our common stock, analysts’ estimates are based upon their own opinions and are often different from the estimates or expectations of management. Analysts could downgrade our common stock or publish inaccurate or unfavorable research about our business, which would likely cause the price of our securities to decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our common stock to decline.

An inability to obtain analyst coverage for our common stock, and expected gains in our stock price and trading volume, will impair our ability to raise capital to finance the growth of our business, which could have a material adverse effect on or business and stock price.

91.	We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.

As a public company quoted in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and any exchange on which we list our shares, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

92.	We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

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Exhibit B

Pecos, Texas Operations

In October 2022, we entered into a joint venture arrangement with ROC Digital Mining to jointly develop and operate a Bitcoin mining operation in Pecos, Texas. Under the joint venture, we contributed one immersion container, six transformers and cash with a value of $1,056,000 as a capital contribution to ROC Digital Mining I, LLC (the “ROC Digital”). In return, we received 240 Class B Units of ROC Digital pursuant to an ongoing offering of a total of 1,000 Class B Units at $4,400 per unit. We simultaneously sold ROC Digital four immersion containers for $1,200,000, which is payable pursuant to a promissory note the bears interest at 5% per annum, and is payable pursuant to monthly payments of $31,203.64 per month commencing on December 30, 2022, with any remaining principal and interest payable in full on May 31, 2026. The note is secured by the equipment that was sold. We also obtained the right to locate one container at the location that we would be able to use for self-mining.

Any distributions of assets by ROC Digital are allocated as follows: i) 100% to the Class B Members until each Class B Member has received the return of its capital contributions; ii) 100% to the Class B Members until each Class B Member has received a non-compounded preferred return of 1% per month (12% per year) on its capital contribution, provided that a Class Member will no longer entitled to a preferred return once it has received total distributions equal to five times its capital contributions; iii) 70% to the Class Members and 30% to the Class A Members until each Class B Member has received total distributions equal to three times its capital contributions; (iv) 60% to the Class Members and 40% to the Class A Members until each Class B Member has received total distributions equal to four times its capital contributions; (v) 50% to the Class Members and 50% to the Class A Members until the seventh anniversary of the final closing of Class B Units; and (vi) thereafter, all to the Class A Members.

ROC Digital is managed by ROC Digital Mining Manager LLC (“ROC Manager”), which owns all of the Class A Units of ROC Digital. The Class A Units have the sole right to vote on any matter that requires a vote of members, including in the selection of the manager. We own 33 1/3% of ROC Manager. ROC Manager is managed by from one to three managers selected by a vote of the members. We do not currently have a representative or designee serving as manager of ROC Manager. However, the operating agreement for ROC Manager provides that the ROC Manager may not take a number of actions without the unanimous consent of its members, such as incurring more than $50,000 of indebtedness, approval of operating budget, filing for bankruptcy, making any material change in ROC Digital’s business, merging, consolidating or combining ROC Digital with another entity, selling off a substantial part of ROC Digital’s assets, amending the operating agreement of ROC Digital, or causing ROC Digital to enter into any agreement with a related party.

Day to day management of the operations of ROC Digital are provided by ROC Digital Mining LLC (“ROC Mining”), an affiliate of ROC Manager that we do not have an interest in. ROC Mining is entitled a monthly management fee equal to 3% of ROC Digital’s gross revenue, subject to a monthly minimum of $10,000 and a monthly maximum of $15,000. In additional ROC Mining is entitled to an acquisition fee of 1% of the cost of any assets acquired by ROC Digital.

Our joint venture partner initially expected the site would be operational by December 31, 2022. After the site work was substantially completed, the commencement of operations was delayed as a result of a request by the electricity provider for an additional deposit as a result of recent bankruptcies in the mining and hosting industry. In addition, a dispute with the joint venture’s vendor for ASIC miners delayed the delivery of miners for the facility.

In April 2023, the joint venture entered into a new one year agreement with the electricity provider, under which the site will receive electricity at $0.03991 per kwh for at least 95% of the annualized hourly intervals during the period. The initial agreement had a term of four years and seven months, and supplied electricity at $0.06896 per kwh, which the joint venture expected to reduce by reselling electricity during peak periods. The new agreement provides the joint venture with more predictable pricing, although a new agreement will need to be negotiated after the one year term. At the same time, we finalized a hosting agreement with the joint venture, under which we will locate one immersion container at the site for $500 per month, plus payment of our pro rata share of electricity, internet and insurance for the site. Under the hosting agreement, we also agreed to contribute $100,000 toward the electricity deposit for the site, which is refundable to us at the earlier of the date the electricity provider releases the deposit or 90 days after the expiration or termination of the hosting agreement. The hosting agreement has a term of one year, subject to our right to renew the agreement for two one year terms after receipt of notice of the renewal terms of the joint venture’s electricity supply agreement for the upcoming year. The site became fully electrified in June 2023. As of November ____, 2023, we had deployed 96 Antminer S-19 pro miners to our hosting container at the site. The joint venture has filled its five immersion containers with ASIC miners provided by hosting clients.

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